1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 30, 2016	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

2015 Social Responsibility Report Innovation driven Green development 29 March 2016

Statement of the Report We hope that by means of announcing the Social Responsibility Report, the issues and inadequacies of the performance of social responsibilities by the company can be reviewed, the experience and learning of the company can be summarized and shared, and we can have a fair, comprehensive and in-depth communication to the largest extent with the stakeholders, all organizations and people who care for and are concerned about the development of the Company, enhance trust and cooperation, promote sustainable development and progress of the society. Report subject Yanzhou Coal Mining Company Limited Time scope 1 January 2015 to 31 December 2015, in view of the continuity and comparability of the information disclosed, the time of some information contents disclosed is clawed back earlier or extended later. Report scope Yanzhou Coal Mining Company Limited and its subsidiaries. Basis of preparation The report has been prepared by abiding by the relevant requirements of the “Notice on Enhancing the Undertaking of Social Responsibilities of Listed Companies” and the “Guidelines on the Disclosure on Environmental Information of Listed Companies” of Shanghai Stock Exchange, and the “Guidelines on Environmental Protection, Social and Governance Report” of The Hong Kong Stock Exchange, taking references from the standards of the “Guidelines on Sustainable Development Report” of Global Reporting Initiative (GRI), the “ISO26000 Social Responsibilities Guidelines” of the International Standards Organization etc. Sources of information Documents, statistics reports of the company and the summary of performance of social responsibilities by the subsidiaries. If there are any discrepancies in the information with that disclosed in the annual report, these are due to different statistic methods, measurement units and focuses of disclosure, the annual report shall prevail. Abbreviations To facilitate expression, in the report “we”, the “company”, “Yanzhou Coal Mining” refer to “Yanzhou Coal Mining Company Limited”. Language versions The report is published in simplified Chinese, traditional Chinese and English versions, should there be any discrepancies, the simplified Chinese version shall prevail. To obtain the report Secretariat to the Board, Electromechanical & EP Dept. Yanzhou Coal Mining Company Limited 298 Fushan South Road, Zoucheng City, Shandong Province, PRC, Zip: 273500 Tel: (86 537) 5382319/ (86 537) 5380201 Fax: (86 537) 5383311 E-mail Address: yzc@yanzhoucoal.com.cn Official Website: http://www.yanzhoucoal.com.cn Website in China: http://www.sse.com.cn Websites outside China: http://www.hkexnews.hk

Table of contents 2 Chairman’s statement 4 Company profile 6 Corporate Governance 11 Concept 12 Social responsibility view 13 Social responsibility management 15 Communication with stakeholders

17 Implementation 18 Operation·Drive 19 Layout of industry 20 High quality and efficiency 23 Marketing management 24 Innovation development 27 Information integration 28 Cooperation·Win-win 29 Investor relationship 30 Supplier development 32 Customer satisfaction 35 Mutual benefit and cooperation with stakeholders 36 Green·Development 37 Set up a green management platform 38 Promote energy conservation & emission reduction 39 Facilitate green production 41 Establish eco-civilized mining area 44 Safety·Production 45 Safety culture 46 Pre-control system 50 Emergency management 52 Care·Staff 53 Protection of rights and interests 56 Occupational health 57 Staff training 58 Staff development 60 Care for employees 62 Reciprocation·Society 63 Ideal homeland 64 Social welfare 66 Counterpart assistance 67 Achievements 68 Economic performance 69 Innovation performance 70 Environment performance 72 Social contribution 74 Main honors 75 Outlook 76 2016 Outlook Index

Chairman’s statement Social responsibilities implementation is a significant part of establishment of harmonious relations between humans, enterprise and society, development and nature. In 2015, confronted with deep adjustment of macro-economy at home and abroad, profound changes among energy industry, located at the home land of Confucius and Mencius, Yanzhou Coal Mining upholds the corporate mission of “Contribute light and heat, create value”, consistently integrates corporate social responsibilities with corporate management and development strategy to create value for our shareholders, clients, employees and our community. A new step was reached in terms of scale through rapid development The Company upholds unification of economic benefit, ecological benefit and social benefit, devotes to establish a valuable, green, innovative and happy New Yanzhou coal and achieves a continuous and stable development. The production volume of the main products of the Company reached a new historical level. The production volume of coal, methanol and power generation were 68.48 million tonnes, 1.67 million tonnes and 2.64 billion Kwh with sales income of RMB36.404 billion. Even under the conditions of overall losses in the coal industry, the Company’s performance was still among the list with good performance. The net profit attributable to shareholders of the parent company was RMB164 million with tax payment of RMB5.442 billion, properly performing the social responsibility. The Company was ranked No. 201 among global energy companies and No. 60 among Asian energy companies with rapid growth and awarded “the 2015 the Most-respected 100 Mr Li Xiyong, Chairman Listed Companies by Investors”. Improvement achieved in terms of management performance through innovation-driven We stressed innovative development ideas, changed development approaches, launched “Mass innovation and employees profit-making” campaign in a comprehensive way and inspired potentials for innovation and profit-making comprehensively. We implemented “three reductions and three efficiency” project mainly focusing on “ reductions of development heading, workface and system, and efficiency improvement of quality, speed and income”, implemented internal marketarization business model, established inventory assets management platform, thus a significant outcome was achieved in expenditure reduction and income increase. We accelerated “Internet plus Coal” platform, accomplished integration of marketing, trade, logistics resources, with these 3 business segments achieving professional operation, resources complementation and operational synergy. We adhered to management innovation and uninterrupted improvement, implemented outstanding performance model in a deep manner. The Company was awarded the world class prize: Global Outstanding Performance Award for the first time. The Research on Coal Customers Development and Management System Optimization was awarded national grand prize for innovative achievements in the field of management modernization to China coal industry. We stressed technological innovation. Two “863” tasks at national level were accepted by Ministry of Science and Technology. In 2015, we obtained 18 awards in terms of science and technology by China’s coal industry at national level and 28 awards at provincial level, which among the top companies in China coal industry. New enhancement in safety production was realized through clear responsibility and stringent control We always maintained safety red line, fulfilled safety responsibility at all levels in a stringent manner, forming a safety responsibility system with distinct responsibility and positive control. We deeply carried out special assessments on safety production, moved forward safety production standarization by industry segment, adopted regional layout and ensured continuous improvement of safety control capability in multi-industries operation. We innovated safety publicity, made 40 self-written, directed, performed micro films regarding safety production, which arose strong repercussions in coal workers and praised by State Administration of Work Safety. We made innovation on safety training through internet platform with safety training fee of RMB 16.7 million and over 22,000 trainees man-time. Altogether 9 coal mines maintained national special grade and the Company achieved safety production for 9 consecutive years. New steps were made in eco-friendly environment by green low-carbon ecological civilization Adhering to the concept of “Ecological conservation is the foothold, foundation of existence and source of development of an enterprise”, the Company devoted to green and eco-friendly mining area construction. We carried out green lighting renovation, which saved electrical energy of 4 million Kwh. We launched “digital energy saving and emission reduction “ campaign. The standard discharge rate of main pollutants was 100%. We carried out comprehensive utilization of solid coal waste. For the 5 power plants of low heat value with coal slurry and coal refuse as fuel, the annual consumption volume of coal slurry and middlings were 1.3 million tonnes and refuse of 0.1 million tonnes. We implemented waste water utilization and 39 waste treatment with eco-friendly function were all achieved stable performance with high efficiency, and achieved recycling of the recycled water. All coal mines in Shandong headquarters were awarded China Eco-friendly Coal Mines. New mechanism of caring for employees Yanzhou Coal Mining has taken great care of its employees and let the employees grow with the Company. We have pushed on reforms on market-oriented employment and remuneration mechanism, carried out through post and level management to provide our employees with a broad stage for growth and arise their enthusiasm and creativity in a maximum way. In 2015, we selected out 191 young and middle-aged professional foregoes and 2024 professional talents in the field of management, technology and skills. Oriented “paying attention to equipment, automation and less of workforce “, the Company speed up upgrade of key development equipment, improved working condition and significantly decreased labor intensity. We care for our employee’s health and more than 7400 front line miners enjoyed paid health recuperation. In order to enrich our employees’ spare time activities, the Company invested RMB 1.45 million on the establishment of E-libraries and purchase of recreational facilities for the employees who worked in remote areas. The Company injected over RMB 4 million to set up “Relief fund” to have helped 3200 employees to solve their difficulties. 11 units of the Company were rated Civilized Unit at provincial level and 1 staff was rated as national model worker. Keen on charity and enhance brand Yanzhou Coal Mining has undertaken social responsibilities and was keen on charity. We participated in the poverty alleviation project for villages in Shandong province, completed the entire relocation of 13 villages and main work of new housing of 6 villages. We invested RMB1.54 billion to the rehabilitation and eco-recovery of subsidized mining areas, which achieved effective utilization and land saving of 7,200 hectare. We participated in Shandong 1,000 villages poverty-relief project and carried out counterpart assistance. Besides, we developed gifted poverty-relief projects with governments at all levels and obtained a favorable reputation by local government at all levels and target of aid. In the process of external areas and overseas business development, the Company actualized localization, actively participated in local social welfare and made contribution to the communities with win-win development. The Company has established good brand and social image in the coal industry home and abroad. Year 2016 is the opening year of the 13th Five Year Plan and the window year for Yanzhou Coal’s catching up with and surpassing counterparts under adverse situation, transformation and upgrade, breaking fence in an innovative way. We will strive to seek for the best joint point between economic development and environment protection, social harmony, continuously deepen reform and innovation, implement LEAN management, focus on our advantages, enhance the core competition, value creation capacity and sustainable growth and create long-standing and stable value for our shareholders, clients, staff and the society. Chairman·Mr Li Xiyong Zoucheng City·China 29 March 2016

Company profile Mr. Wu Xiangqian, director and general manager Introduction of the Company With headquarters located at Zoucheng city, Shandong Province, Yanzhou Coal Mining Company Limited was a listed international company and set up by Yankuang Group Company Limited itself in 1997. Yanzhou Coal Mining was listed successively in three places, namely New York, Hong Kong and Shanghai since 1998. In June 2012, its controlled subsidiary, Yancoal Australia Limited was listed in Australia Securities Exchange in Australia. Yanzhou Coal Mining is one of the coal suppliers with the best safety level in China, the only coal company listed in four domestic and overseas stock markets and one of the coal companies with the highest degree of internationalization of China. For years, Yanzhou Coal Mining has always been insisting on using industrial operation as the basis, using capital operation to foster development, leveraged on the capital market to actively push forward the optimization and upgrade of the industry structure and adjustment of layout. It has successively issued five rounds of shares, many rounds of bonds, and carried out over ten strategic acquisitions. It became one of the listed companies in China which had the highest utilization rate of the capital market of China. It achieved expansion of scale, expansion of the industry, regional expansion and brand enhancement. Faced with the globalization charactering resource integration, capital flow and market competition global wide, starting from its listed platform at home and abroad, Yanzhou Coal consciously geared to the international practice, put forward adhere to technological and systematic innovation and honest operation, improve conventional management model, and continuously cast and expand its advantages. Inheriting the mission of development scientifically and harmoniously, attaching equal importance to company’s growth & employee’s development, economic benefit & environment protection, resource utilization optimization & resources reserve expansion, Yanzhou Coal obtained recognition of employees, society and the market. In 2015, the total coal production of Yanzhou Coal Mining reached 68.48 million tonnes, sales income was RMB 36.404 billion with total profit before tax of RMB 0.622 billion. As at the end of 2015 total asset of Yanzhou Coal Mining reached RMB142.472 billion. It possessed 21 production mines, 10 coal exploration mine projects under construction in China and overseas. Yanzhou Coal was the only coal enterprise that was rated as “Global Outstanding Performance-world class” by Asia Pacific Quality Organization and ranked No. 4 among CSI300 Listed Companies in terms of social responsibility performance capacity and the first listed coal enterprise that was rated “investment grade” by international rating agents.

Organization structure Office of the Secretary to the Board Administration Office Human Resources Department Finance Management Department Planning & Development Department Audit and Risk Management Department Audit Committee Control & Coordination Department Remuneration Committee Safety Monitoring Department Production Technology Department Shareholders’meeting the Board of Directors Senior Management Ventilation & Gas Monitoring Dept. Supervisory Board Strategy & Development Committee Geotechnical Dept. Nomination Committee Electromechanical & EP Dept. Villages Relocation Office Coal Preparation Management Center Shandong Coal Technology Research Institute Futures Finance Department

the Subordinates and branches
Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jining II coal mine
Jining III coal mine
Beisu coal mine
Yangcun coal mine
Railway Transportation Department
Materials & Goods Supply Centre
Complex Mining Machinery Management Centre
Jidong Property Service Centre
Wholly-owned subsidiaries
Yanzhou Coal Shanxi Neng Hua Company Limited
Shanxi Heshun Tianchi Energy Company Limited
Tianchi coal mine
Yanzhou Coal Yulin Neng Hua Company Limited
0.6 million tonnes methanol project
Yanzhou Coal Ordos Neng Hua Company Limited
Anyuan coal mine
Inner Mongolia Xintai Coal Mining Company Limited
Wenyu coal mine
0.6 million tonnes methanol project
Ying Panhao coal mine (under construction)
Zhuan Longwan coal mine (under construction)
Yancoal International (Holding) Co., Limited
Yancoal Luxembourg Energy Holding Co., Limited
Yancoal Canada Resources Holding Co., Ltd
Yancoal Resources Pty Ltd.
Cameby Downs coal mine
Premier Coal Holdings Ltd.
Premier coal mine
Shandong Zhongyin Logistics & Trade Co., Ltd.
Duanxin Investment Holding (Beijing) Co., Ltd.
Shandong Zhongyin International Trade Co., Ltd.
Shandong Duanxin Supply Chain Management Co., Ltd.
Yankuang Donghua Heavy Industry Co., Ltd.
Controlled subsidiaries
Yanmei Heze Neng Hua Co., Ltd.
Zhaolou coal mine
Wanfu coal mine (under construction)
Shandong Hua Ju Energy Co., Ltd.
Inner Mongolia Haosheng Coal Mining Co., Ltd.
Shilawusu coal mine (under construction)
Shandong Yanmei Shipping Co., Ltd
Zhongyan Trading Co., Ltd. of Qingdao Bonded Area
Shandong Coal Trading Centre Co., Ltd
Shandong Yanmei Rizhao Port Storage and Blending Co., Ltd
Yancoal Australia Limited
Austar Coal Mine Pty Limited
Austar coal mine
Yarrabee coal mine
Ashton coal mine
Moolarben coal mine
Gloucester Coal limited
Gloucester mines
Middlemount coal mine
Donaldson coal mine
Zhongyin Financial Leasing Co., Ltd.
Qingdao Zhongyin Ruifeng International Trade Co., Ltd.

7

Corporate governance The Company has set up a more standardized and stable corporate governance mechanism according to the “Company Law of the People’s Republic of China”, the “Securities Law of the People’s Republic of China”, the provisions of supervision of the listed companies in China and overseas countries and the requirements of modern company system, followed the principles of transparency, accountability, protection of the interests of all shareholders. 1 Standardized operation The Company has set up a corporate governance structure comprising the shareholders’ meeting, board of directors, supervisory board and the management, forming a mutually coordinating and mutually restraining mechanism of clear responsibilities and duties, standardized operation of the authority body, decision-making body, supervisory body and the management. Special committees, namely the Strategy and Development Committee, Nomination Committee, Audit Committee and Remuneration Committee have been set up under the Board of Directors. The Company has set up a system of independent directors than many other companies by referring to the international practice. The Company has set up an internal governance system with the standardized operation of the “shareholders’ meeting, board of directors, supervisory board”, independent directors, information disclosure, protection of investors, connected transactions and internal control according to the requirements of the listing rules of the regulatory bodies in China and overseas countries under the principles of openness, fairness and justice to ensure that corporate governance level will continue to be enhanced. Where the regulatory provisions of China and overseas countries on the governance operation of a legal person have differences, the Company has established the terms according to the more stringent supervision of the “Articles of Association” and the internal governance system of the Company based on its own situations, this ensures that as long as it executes matters according to the “Articles of Association” and the internal governance system, it will comply with the regulatory requirements at home and abroad. The Company closely watches the standardization of the securities market and its progress of adopting the rule of law, it proactively improves the governance structure of the legal person to ensure that the operation of the Company will continue to comply with and appropriate to the law and regulations and the provisions of the supervision of places of listing and continuously enhance the and results and governance level of corporate governance. The Company made timely improvement to the corporate governance system according to the new regulatory provisions of China and overseas countries. It revised the terms in “Articles of Association” according to the newly-added business scope. The shareholders’ meeting, board of directors, supervisory board and the management all exercise their rights and perform their duties according to their respective statutory authority and the proceedings, in 2015 the Company arranged and convened 3 shareholders’ meetings, 8 board meetings, 4 meetings of the supervisory board, all the meeting convening procedures, poll procedures conformed to the relevant provisions of the Articles and proceedings of the Company, and all the poll results were legal and valid. We actively pushed forward the training of the management and organized for the directors and supervisors to attend the relevant continuous training organized by the regulatory bodies, and the learning of the newly promulgated rules and regulations in time; sorted out and reported breaches of the capital market under investigation etc. to continuously enhance the legal awareness, awareness of sense of responsibility and self-discipline and standardized operation awareness of the directors, supervisors and senior management of the Company, which facilitated the enhancement of scientific decision-making of the board and corporate governance level. In order to motivate directors, supervisors and the senior management to perform their duties diligently, hedge against the legal risks caused by performance of duties, since 2008 the Company has taken out directors’ and officers’ liabilities insurances for the directors, supervisors and the senior management of the Company. 2 Internal control 2.1 Internal control system In 2006 the Company followed the requirements of Sarbanes-Oxley Act of US, the “Guidelines for Internal Control of Listed Companies” of the Shanghai Stock Exchange, and the “Listing Rules” of the Hong Kong Stock Exchange to set up an effective operating internal control system. Since 2011 the Company has officially executed the “Guidelines for the Internal Control of Companies” jointly released by the five commissions and departments such as the Finance Department. In order to enhance the results of the internal control work, the Company formulated the working rules of internal control, like the “Yanzhou Coal Mining Company Limited Design & Application of Internal Control” in 2007, “Yanzhou Coal Mining Company Limited Standards for Quantitative Appraisal of Internal Control” in 2010, “Yanzhou Coal Mining Company Limited Basic Standards for Internal Control” in 2011 and “Yanzhou Coal Mining Company Limited Administrative Measures (Pilot) for the Operation of Internal Control” in 2013, it continued to improve the management system and operation work flow of internal control. The Board of the Company was in charge of setting up a complete internal control system and its effective implementation, the Audit Committee of the Board of the Company was in charge of reviewing, supervising the effective operation, continuous improvement and self-appraisal of the internal control system of the Company, coordinating the audit of the implementation status of internal control of the Company by the external auditing firm and other related matters. The Supervisory Board carried out supervision of the setting up and implementation of internal control by the Board. The management was in charge of arranging and leading the daily operation of internal control of the Company. The Company set up special body to be in charge of the daily operation and supervisory management of internal control. Each year the Board assesses the effectiveness of the running of the internal control system of the Company on a regular basis, and hires an overseas annual audit accountant to assess whether the internal control system of the Company meets the requirements of the Sarbanes-Oxley Act of US. As such in 2013 the Company hired an annual audit accountant in China to conduct an assessment as to whether the establishment of the internal control system in the financial report met the overseas regulatory requirements and the effectiveness of its running. The Company hired ShineWing to carry out a review and assessment of the effectiveness of the internal control of the financial report, it was of the view that the Company followed the relevant provisions of the Basic Standards for Internal Control of the Company and maintained effective internal control of the financial report to all major aspects. At the seventeenth meeting of sixth Session of Board of Directors held on 29 March 2016 an assessment of the effectiveness of the internal control for the year 2015 was carried out. The Board assessed and thought that the internal control system of the Company was complete, the execution was effective, no major defect in the design or execution aspects of the internal control was found. 2.2 Risk management In 2015 the Company conducted risks identification and assessment with new thinking focusing on six major aspects, namely strategy, investment, market, finance, operation and law. We strengthened the supervision of the risk management process of the major confirmed risks and delegated the control power to different levels. We paid attention to the control points of major risks and strengthened implementation measures to ensure effective control and management of major risks. The Company defined 6 major risks in 2015 and 42 secondary risks, of which, 6 types of risk at high level, 9 types of medium risk and 27 risks with low level. The Company strengthened special control of major risks and continuously improved risk management and control. Targeting the present situation of trade problem with big trade volume and big proportion of income receivable from trade, the Company carried out special audit evaluation focusing trade risk prevention and control and trade capital clearance and receivable. The Company made standardized operation flow of trade units, comprehensively and accurately understand trade risk prevention and control, solved tough points in trade risks and strictly control trade fund occupancy to realize safety control. We enhanced process tracking and supervision, practically increasing risk control. Facing continuous weak of the market and increase of all risk factors, the Company formulated and issued corresponding advice on determined significant risks in 2015, making tracking record of these risks. The Company has delegated the responsibilities of identification of not-allowed factors causing major risks to corresponding organizations who will in accordance make detailed control and management plans to conduct real time monitoring. We pushed forward the risk management to be conducted at the front line extensively and made it as detailed daily routine.

the diagram of Risks category of Yanzhou Coal Mining Company Limited risk at high level
medium risk
risks with low level
Risks category
risks in investment
project implementation
investment decision
management after investment
investment suspension and quit
risks in strategy
macro-economy
competition with counterparts
strategic planning
fund support
coal resources
risks in operation
safety management
compliance
energy saving and environment protection
HR
public relations
management on subsidiary
production management
technological management
corporate culture
information management
comprehensive budget
equipment and implementation
internal control
risks in finance
accounts receivable
financing debt
financial derivative instrument
cost control
fund management
financial accounting
financial report
asset management
guarantee
tax management
risks in legal events
legal dispute
contract management
labor relations
administrative management
ownership management
risks in market
price fluctuation of the product
product trade
foreign exchange/interest rate
material supply
credit

2.3 Anti-corruption & bribery

In 2015, the Company focused on major responsibility and core business, attached equal importance to education, supervision, prevention and control, comprehensively fulfilled the supervision responsibility, strengthened enforcement accountability. After extensive work, we achieved effective results on anti-corruption bribery.

Establish anti-corruption mechanism. The Company specified the corruption prevention measures and control procedures with the systems of the "Detailed Rules for the Implementation of Clean Practice of Managerial Staff", "Reporting System of Major Personal Matters of Leaders", "Accountability of Responsibilities", and further improved the anti-corruption system.

Enhance duty performance and responsibility undertaken. The Company formulated the "2015 Detailed Rules for the Implementation of Responsibility Scope and Assessment for construction of conduct of Party's honesty and clean style ", which specified 57 measures, 37 key supervision accountabilities. 810 pieces of liability statements regarding construction of conduct of Party's honesty and clean style at all level in the whole Company. A closed loop system of responsibility was formed.



Closed loop system of responsibility
implementation at all levels
57 measures
37 key supervision accountabilities
810 pieces of liability statements regarding construction of Party's honest and clean style at all level in the whole Company bear responsibility layer-by-layer

11

Enhance honest education. We carried out honest education including concentrated educational activity, group learning, training by video, special report, cases analysis, seminar, etc. We organized WeChat teams for anti-corruption bribery and propaganda team for special education, dispatched 400 pieces of anti-corruption bribery warning table cards and 991 copies of books, solicited 1319 pieces of designation slogans on anti-corruption bribery, received 112 papers of theoretic research on anti-corruption bribery. 4658 staffs made commitments to anti-corruption bribery. All these efforts created a positive and clean working environment. We also extensively conducted anti-corruption bribery training, warning education and speech tours, which constructed a solid ethical and moral front line to defend against corruption and bribery.


seminar
concentrated education
Anti-corruption education
cases analysis
group learning
special training
training by video
WeChat teams for anti-corruption bribery and propaganda team for special education
A
dispatched 400 pieces of anti-corruption bribery warning table cards
B
dispatched 991 copies of books
C
solicited 1319 pieces of designation slogans on anti-corruption bribery
D
received 112 papers of theoretic research on anti-corruption bribery
E
4658 staffs made commitments to anti-corruption bribery

To investigate illegal cases and punish persons involved. For the illegal cases, we stick to "zero tolerance", combination with resolving worker's problems, handling stubborn problems and made recheck on 3 projects that were not passed by employee's democratic assessment and punished 25 people involved.

Enforce rectification of work style and discipline. We conducted self check and self rectification to 17 connected transactions and profit transmission cases and made dynamic monitoring on key areas and chains involving man, property and materials. 200 Party cadres made public commitments to not intervene biding of materials purchasing, project construction and receive and give cash gift.

Enhance rectification from the source. We launched 60 items of efficiency supervision of safety production, coal sales, material purchase and project construction, carried out 573 times of efficiency review and inspection, delivered 121 pieces of supervision proposals and implemented 188 pieces of rectification measures.


60 items of efficiency supervision of safety production
carried out 573 times of efficiency review and inspection
safe production
coal sales
material purchase
project
188 pieces of rectification measures
1220 problems were found out.
delivered 121 pieces of supervision proposals
379 recification advice

12

Focused on the arrangement of key projects progressing, we conducted whole process supervision and monitoring with a completion deadline. In 2015, we issued 10 pieces of supervising and handling tickets and 101 issues for supervision, issued 394 documents for completion before deadline with 95% accomplished. 80 key work issued 101 issues for supervision 95% 10 pieces of 10 benchmark work 394 documents for supervising completion before deadline accomplished We strictly reviewed and inspected internet purchasing of materials, equipment and stationery, enhanced audit and supervision, put forward 23 pieces of rectification advice and issued 20 pieces of rectification notices. We also made special audit on coal sales transportation and 7 rectification proposals were put forward. We made public on hot issues (e.g. commodity purchase, significant projects) to our employees that they care most in time. In 2015, the Company strictly obeyed the rules and regulations of the Party and the state, and no illegal cases were found. There was no lawsuit involving corruption, bribery, blackmail, fraud or money laundering in the Company or our employees. 2.4 Building of credibility In 2015 the Company fully deepened the building up of company credibility, launched with great efforts some contests like “credible individual”, “credible company”, “credible family”, greatly created a strong atmosphere of “To be a credible employee, build a credible company”, and hired a group of “credibility monitors” inside and outside the Company to monitor the status of building a “credible individual”, “credible regional team”, “credible company”. We launched a credit rating assessment system, set up credit files and a statistics reporting system, carried out investigation and studies, identification, registration of the credit status of staff, internal companies and external business clients in a timely manner so as to have dynamic management. We set up a credit assessment and punishment system to carry out strict inspection and assessment of the credit status of staff and organizations at all levels, to classify them into different credit ratings, so that the concept of “Abide by the rules and laws, be a credible operator” would be go deeply to the hearts of everyone and we would continue to be awarded as a Grade AAA Credit Enterprise.

3 Pursuit of excellence

Yanzhou Coal brought into and fulfilled excellent performance assessment criteria, improved outstanding leader teams with forethought, emphasized strategy orientation and customer driven, stick to cooperation and win-win and people-oriented, fulfilled social responsibility, implemented systematic management, enhanced ability of learning, improvement and innovation in an active manner and ensure mutual promotion of both management ability and innovation capability.

The process of applying for the quality management award is the process of building and improving excellent performance mode of a company. Contracting with the excellent performance criteria, especially after the review and assessment by the quality management experts, we further clearly understood our shortcomings. So we analyzed the current situation, enhanced awareness of danger, formulated countermeasures to promote sustainable development of our company.

Since 2003 we obtained the National Quality Award the first China coal company ever got, we have comprehensively promoted performance criteria, stepping into the pursuit of excellent performance. Afterwards, we successively obtained Asia Pacific Quality Award, Asia Quality Excellence Award and "Global Performance Excellence Award World Class" in 2015.



Process Promotion of Excellent Performance Management
Training indtroduced and first time self evaluation
Establish a balanced performance measurement/Target control system
Customer classification and CRM system establishment
Collect the documents of the staff's advice and satisfaction
Definition of key operation processes and their requirements
Identification of improvement opportunities and orders, Implementation of decision-making improvements/QCC/6SIGMA
Self review of excellent performance
Application for reviews quality prizes
Process Promotion of Excellent Performance Management



ASIA PACIFIC QUALITY ORGANIZATION
GLOBAL PERFORMANCE EXCELLENCE AWARD
WORLD CLASS
YANZHOU COAL MINING CO., LTD.



14

Concept Develop sense of responsibility, ideology should prevail Responsible attitude, fair treatment Marching forwards against the opposite current under the guidance of a scientific view of social responsibilities View of social responsibilities social responsibility management communication with stakeholders

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 1 Social responsibility view Yanzhou Coal Mining has established the responsibility concept of “Responsible attitude, fair treatment”, with “Contribute light & heat, create value” as its responsibility mission, and through operation dynamics, green development, safe production, care and concern for staff, participation in the community, it facilitated the harmonious development of the economy, environment and society, and worked hard to create the best overall value. Contribute light & heat, create value Contribute light & heat, create value Shareholder Win-win Operation Customer Co-op Driver reciprocation energy saving society and EP Responsible & Fair Staff care Innovation development Employees Society Safety Production Supplier

Concept 2 Social responsibilities management Yanzhou Coal Mining established a complete social responsibilities working system, improved the social responsibilities management system, continued to innovate social responsibilities management implementation to lay a solid responsibility management foundation for the sustainable development of Yanzhou Coal Mining. 2.1 Responsibility system The Company set up a social responsibilities working system covering all levels and all domains, it set up a social responsibilities guidance group with the main leaders of the Company as group leaders to be in charge of guiding the overall social responsibilities management work of the Company, a social responsibilities office was set up under the social responsibilities guidance group, that office was mainly in charge of formulating the planning, system establishment of social responsibility tasks and arranging the implementation of putting social responsibilities concept into practice. The Company formulated the “Administrative Measures of Social Responsibilities”, specified the management principles of social responsibility tasks, the body in charge of organizing the tasks and its authorities and duties, the contents of social responsibilities management etc to coordinate and push forward the social responsibilities work. Based on the status quo and features of social responsibilities, we explored to prepare a social responsibility indicator system of the Company. Structure of the social responsibility indicators of Yanzhou Coal Mining Name of primary indicators Quantity of secondary indicators (unit) Quantity of tertiary indicators (unit) Social responsibility view & strategies 2 2 Social responsibility management 5 14 Economic impact 6 24 Environment impact 4 21 Social impact 5 37 Total 22 98

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 2.2 Responsibility integration By integrating the social responsibilities concept into corporate strategies, development planning, operation management, performance appraisal, we enabled the social responsibilities concept to grow. Responsibility Integration Strategy mission: Harmony in Yanzhou Mining, quest for excellence. Build a harmonious Yanzhou Coal Mining big family, build up good win-win cooperation relationship externally, pursue a harmonious co-existence, positive strategy development of man-to-man, man-to-nature and man-to-society; march towards a world-class energy company, work hard to explore the development path of advanced technology, advanced quality, advanced management, advanced results, maintain a leading position in the main industry of coal in China. When the Company formulated the “Thirteenth Five-Year Plan”, it fully considered the corporate responsibilities elements of operation dynamics, green development, safe production, care and concern for staff, harmonious planning community etc., started human resources planning, technological planning, environmental protection and energy saving planning etc, compiled documents of responsibility guidelines. Build up a “Six attributes company”, namely, intrinsic safety, eco-friendly, quality Responsibility operation benefit, innovation driven, people oriented and harmonious development, push Integration forward the company to perform corporate responsibilities, integrate corporate responsibilities into the operation management of the company. Organize social responsibility meeting regularly to summarize and evaluate the Evaluation implementation of social responsibility. Responsibility Integrate corporate responsibility elements into performance appraisal, integration KPI continue to guide value creation and sustainable development.

Concept

3 Communication with stakeholders

The Company actively promoted and improved the stakeholder participation mechanism, we carried out multi-level dialogues by various methods such as publishing the social responsibilities report, annual report of the listed company, result road shows at home and abroad, investor report meeting, organizing expert discussion panels to have an in-depth understanding of the concern and requests of the stakeholders, we actively performed our duties in relation to the stakeholders.

3.1 Identification of the critical issues of stakeholders

Based on the actual operation, Yanzhou Coal Mining applied a two-dimensional matrix identification of "value creation – degree of concern" by means of three methods (analysis of the leaders and experts, targeting at the social responsibilities standard and best practice, collection from each levels of the Company) to determine the critical issues of social responsibilities, and evaluate the interrelationship between the issues and the comprehensive value creation, the important and feasibility of the issues as well as the stakeholders' degree of concern about the issues.

The two-dimensional matrix mainly took four aspects into consideration: issues significantly affect the results of comprehensive value creation, issues of general concern in the society, issues in which the stakeholders have interests and company feature issues that the Company emphasized to spread etc.


Identify & understand the expectation of stakeholders
Analyze influences of stakeholders & the company on one another
Stakeholder communication & participation mechanism
Evaluate participation performance of stakeholders
Confirm stakeholder participation in resource protection and action planning

Stakeholder's critical issues identification matrix


Degree of attention of the society & stakeholders
Public information
Investment returns
Environmental protection
Energy saving and consumption reduction
Law and regulation compliance
Coping with climate change
Staff interest
Product quality
Efficient mining
prudent operation
Social charity
Occupational health
Staff development
Science and technology innovation
safe production
Degree of impact on the creation of comprehensive value

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Yanzhou Coal Mining Company Limited   2015 Social Responsibility Report

3.2 Communication with stakeholders

Communication with stakeholders

Stakeholders	Target & concern	Communication & participation methods
Clients	Provide safe, quality products & services; enhance client satisfaction.	client satisfaction survey; technical and management innovation; conference & visit; explore energy saving channels.
Shareholders	Prudent operation; real, accurate, timely information disclosure; provide reasonable gains & returns.	Shareholders meeting
Suppliers	Keep promises; fair cooperation, mutual benefit and win-win; share experience.	Contract negotiation; routine business exchange; share management experience & technical standards; launch project cooperation; accept feedback opinion.
Society	Increase community employment; protect community environment; participate in society construction; support social charity; exchange & communicate with the community; obey law; pay taxes proactively; national energy safe; sustainable and stable returns; perform social responsibility	Investigate community needs; community education & publicity; conference & exchange; launching charity activities; safety & environmental protection knowledge advertising education; compliance management, pay taxes proactively; execute state energy policies; compliance information disclosure.
Staff	Staff interest; promotion & development; health & safety; concern & love for staff; realization of self-esteem.	Set up labor unions at all levels; provide staff exchange platforms; pay remuneration in full and on time; pay social insurances according to the law; provide healthy working environment; set up fair promotion mechanism; help distressed staff.

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Implementation Internalizing in heart, externalizing into action, Bearing in mind the missions, performing duties diligently, are the strength and sources of sustainable development of Yanzhou Coal Mining. Operation • Drive Cooperation • Win-win Green • Development Safety • Production Care • Staff • Reciprocation Society

Operation • Drive Layout of the industry Quality Efficiency production Marketing management Innovative development Information Integration In 2015, confronted with the in-depth adjustment of macro economy and severe downturn of coal market, Yanzhou Coal firmly grasped the main foundation of industrial transformation, management upgrade and innovative development, fulfilled duties under pressure, tackled tough problems in a reasonable way and broke the fence under adverse situation. The whole operation of the Company displayed a sound atmosphere with advantageous development, enhanced internal impetus and promoted brand image.

Implementation Operation·Drive 1 Layout of the industry In 2015, in the process of industrial optimization and transformation and upgrade, Yanzhou Coal Mining expanded entity industry and financial industry layout, promoted integrated development of entity industry and financial industry and achieved a good performance under adverse situation. In 2015 Yanzhou Coal continued to strengthen tapping potential and ensured efficiency of coal mines within and out of Shandong province with 9 mines located in Shandong headquarters as foundational mines, of which, coal production of Dongtan coal mine, Xing Longzhuang coal mine, Baodian coal mine and Jining No. 3 coal mine accounting 53% of the total production of the Company in China. For companies outside Shandong, methanol production and sales volume of Yulin Chemical reached the best in history. The methanol project of Ordos Neng Hua Company realized stable production and profit in 2015, becoming a benchmarking project in chemical industry. The Company became the third biggest shareholder of Qilu Bank through share acquisition and acquired 33.33% equity interests in Shanghai CIFCO Futures. Yanzhou Coal increased capital contribution to Zhongyin Financial Leasing Co., Ltd. and established Futures Finance Department. The financial industry structure and layout has been basically accomplished and construction of a financial syndicate stepped a key step. Yanzhou Coal Mining expanded entity industry and financial industry layout, promoted integrated development of entity industry and financial industry and achieved a good performance under adverse situation. entity industry entity industry: Based on consolidation and promotion of existing industry, making extension from coal finance production to machinery manufacturing, coal mine operation to potash development and create good industry conditions. Finance industry: relying on existing finance resource and brand, promoting the Company to realize transformation from “asset management” to “capital management”, realize upgrade of entity industry driven by finance industry development, lay a good foundation for the four transformations: pay less attention to asset, finance-oriented, digitalization and internalization Canada Inner mongolia China Shanxi China Shaanxi China Beijing China Shandong China Qingdao China Shanghai China Shandong China Shenzhen China Hong Kong China Singapore entity industry finance industry Australia

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report

2 High quality and efficiency

2.1 Quality of the product

The Company firmly set the LEAN concept of "quantity is the base and quality is the core of the product." and applied 6σ quality management technology, enhanced control from the source and intensified comprehensive quality management, quality management in all processes and participation of all staff.

Comprehensive quality management

The Company took the lead among its counterparts in the coal mining industry to carry out accreditation of quality, environmental protection, occupational health and safety, survey management systems, we fully introduced excellent performance model, set up a comprehensive integrated quality management system, formed a comprehensive continuous improvement mechanism.

Quality management in all processes

We applied various quality techniques in an integrated way to carry out management of the coal quality chain to guarantee the quality control of each phase, each period of time, each process, to ensure that the quality of the production process was stable and under control.

Participation of all staff

By arranging quality management activities joined by groups of people, we enhanced the quality concept so that everyone took part in quality management, all members of staff monitored the quality of products.

3 Nils Project


nil defect in management
nil impurity in products
nil complaint from customers

No.2 clean coal

	ash(%)	Calorific value(MJ/kg)	sulphur(%)	Impurity rate in 10,000t tonnes(kg)
2013	8.33	27.86	0.53	0.91
2014	8.41	27.83	0.54	0.91
2015	8.47	27.91	0.54	0.91

Coal products: The Company firmly set the "big coal quality" concept, promoted "3 nils project" in a deep manner, and carried out LEAN management focusing on 6 key points of production from the source, impurity elimination in coal flow, coal blending quality, fine coal washing, storage and transportation, coal quality analysis. The Company intensified control from the source, maintained coal quality forecast and process quality control of raw coal, which effectively prevented refuse into the coal flow. We gave full play to the coal preparation plant as the stable coal quality controller and enhanced coal washing processing management in the whole process. We enhance coal blending management, ensured the uniformity and stability, prevent disqualified products.

Coal chemical products: The Company followed the concept of"quality means price, quality means market and quality is profit", practiced the methods of control from source and in the whole process and strictly control the quality of methanol and its by-products. The methanol plant of Yulin Neng Hua Company was awarded "Quality Credit A Grade" by Quality and Technical Supervision Bureau of Shaanxi province, which indicated that the core competitiveness of quality guarantee and quality credit and sustainable ability of the company have reached a higher level. The methanol products have met the ISO ASTM D1152:2006 and awarded "product certificate application of international standard", which showed that the methanol products have reached the advanced international level.

Electromechanical manufacturing products: The Company continuously improved quality of machinery manufacturing

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Implementation

Operation Drive

products by stringently implementing quality management system in the process of R&D design, production process, processing and manufacturing and site management and carried out the management principle of "3 Don'ts and 3 Non-allowances". In 2015, the first continuous conveyor developed and manufactured domestically was successfully brought into high-end conveyors market for tunnel construction and realized connections with China Railway Equipment Group, China Railway Tunnel Group and China Railway Construction Group.

3 Don'ts

- Don't access to the site if raw material is disqualified.
- Don't go to the next process where semi-finished products have defects in quality.
- Don't go out of the plant if there is any disqualified product.

3 Non-allowances

- It is not allowed until the person in charge of the disqualified event found.
- It is not allowed until we find the reason.
- It is now allowed until we prepare the rectification plan.

2.2 3 reduction and 3 increase

The "3 Reductions and 3 Enhancements" activity was deepened and expanded in the whole production process. The Company made comprehensive use of subversive thinking of "increase through reduction, combination of reduction and increase" and systematic way of "interaction between reduction and increase, continuous improvement" and cast the value creation of "ecological system" of the Company.


Heads Reduction
Increase speed
Workface Reduction
value recreation in the whole process
Increase quality
system Reduction
Increase efficiency

In 2015 Yanzhou Coal made great effort in reductions in system optimization, taping potential and cost reduction, internal marketarization, capital management and control, resource integration, wholly implemented "3 10s" benchmark tap potential measures, carried out "tapping, control, promotion and ensure" at all levels, deepened and expanded 3 reductions and 3 increase. The productive system of 70 projects have been optimized through reduction and enhancement, which increased profit of RMB230 million. Expenditure reduction through revitalization of remnant materials and equipment was RMB130 million and RMB280 million through repairing and utilizing old facilities.

Tips

16 workfaces in No. 8 mining district were optimized to 6 through optimization mining layout in Baodian coal mine, which saved the workface relocation expense of RMB80 million. We implemented mining model of "one mine one workface" saving labor cost of RMB5 million annually. Yanzhou Coal upgraded and applied advanced equipment for big cutting height with recovery rate increased by 3% and production volume increase of 200,000 tonnes per year. We integrated auxiliary transportation system, reduced 5 transportation links, which saved labor cost of RMB2.5 million per year. We also reasonably organized and reused old roadway to reduce roadway preparation cost of RMB33.6 million.

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Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report

2.3 Innovation and Efficiency

In 2015 the Company launched "mass innovation and profit-making by all employees" campaign, drove inherent growth through "innovation creation and profit-making" and promoted transformation development.

Driven by innovation

good mechanism / hardware support / emphasize transformation encourage employees with innovation ability and enthusiasm to voluntarily establish "marker space", providing space for self-employed and opportunities.

Good mechanism.
Improve the innovation creation and profit-making mechanism, enhance system construction, make continuous creative space for innovation creation of all employees, arise the vitality of innovation creation and profit making of all staff.

hardware support.
establish innovation workshop, provide incubator for people with innovation ideas, making these workshop become the think tank of the Company.

emphasize transformation.
accelerate the innovative ideas for profit-making to transfer to productivity. Ensure every innovative idea transfer to profit and realize the value creation by all staff, and promote the profit making of the Company.

Achievement of innovation creation and profit-making campaign energy saving and consumption reduction
management potential tapping
potential development
marketing value added
8 new achievements
finance layout
workforce optimization
social benefit
asset vitalization

innovative measures

process management / structure optimization / technological innovation

The cost line has become the life line of the coal enterprise. We must expand thought and tap potential from wider areas, deeper level and newer view.

Structure optimization.
According to the principle of optimization adjustment and upgrade profit increase, we made systematic analysis on structures of asset, investment, debt and staff and formulated optimization scheme.

Flow management.
The core is to strictly control the 2 ends and preciously manage the middle. For the purchase area, we deepened and expanded material and equipment concentrated purchasing, made competitive negotiations, purchase from internet. For the marketing point, we further optimized sales channel and reduced marketing cost. For the middle stage, based on the value chain, we established cost and profit analysis system at all levels, optimized and recreated key business process, speed up to integrate factors and resources, ensured flat and efficient operation of the Company.

Technological innovation.
tackle hard-nut problems in science and technology, further optimize production design and technological process, accelerate equipment upgrade and IT, speed up application of "4 news" result, emphasize "cost reduction by advanced technology" and "workers substituted by machine", popularize new technology and new process, such as big cutting height, permanent magnetic motor, ensure that cost control problems solved by technological innovation.

In 2015, Yanzhou Coal accomplished over 200 new innovative projects and Baodian coal mine was the first practicable base for innovation creation and profit-making. Jining No. 2 coal mine made innovation on mining process and operation way of main transportation system, which effectively increased productivity. Nantun coal mine carried out comprehensive consumption reduction of all positions, with material fee decreased by 23% on a YoY basis. Yangcun coal mine is the first mine in the Company that uses 2 shifts in coal mining but production volume remain unchanged. The social profit making of Material Supply Center, Machinery Management Center, Jidong Property Management, Mine Rescue Team, Safety Training Center and Jinan Coal Research Institute reached over RMB20 million.

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Implementation Operation Drive

3 Marketing management

Building the Internet thought of "Client's thinking" as the core way, the Company accelerated integration of marketing resources, proactively coped with market changes, speed up the transformation marketing model of traditional "Manufacturer-oriented" to "users-oriented".

3.1 Resource integration

In 2015, the Company implemented in-depth "big marketing, big trade and big logistics" strategy, speed up the establishment of professional and collective trade system, accomplished integration of marketing, trade and logistics. These 3 segments achieved professional operation, resource supplementation and operational synergy. We also integrated marketing units.


coal market within shandong
coal market in Shaanxi and Inner Mongolia
coal markets of the above 2 areas
Inner Mongolia
Shanxi
Shaanxi
Liaoning
Hebei
Shangdong
Henan
Jiangsu
Hubei
Anhui
Shanghai
Zhejiang
Jiangxi
Hunan
Guangdong

3.2 Marketing system

The Company improved marketing system, enhanced reform of marketing system and mechanism and primarily established the marketing layout of "1 center, 2 segments and 5 regions" with Marketing Center the marketing base, marketing units within Shandong and northwest as the supporter, Hebei, Zhenjiang, Shanghai, Jiangxi and Guangzhou as marketing springboard.


marketing structure with Shandong
marketing structure in northwest
marketing center
Heibei
Zhenjiang
Shanghai
Jiangxi
Guangzhou

3.3 Marketing measures

Study and judge market with forward looking	Take the regulatory price mechanism as the mainline, improve the mechanism method, implement flexible and differential pricing mechanism, strove to maintain market share.
Adhere to 4 optimizations	First, optimize sales market. second, optimize client's structure. Third, optimize market layout. Fourth, optimize product structure.
Product customization	Take market needs as the orientation, take "one toone" customized coal product.
Internet plus	Establish WeChat marketing platform, realized transformation of marketing model from traditional model to e-commerce model.
Big data	The coal marketing efficiency mathematical model has been achieved online operation. The Company held data model analysis meeting regularly, applied big data thought and technique, optimized product structure and market layout.

Tips

In 2015 the Company successfully developed 57 new customers, of which, 46 new customers and 11 old customers with 71.9% of direct-supply customers and sales volume of 1.742 million tonnes from new customers.

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Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 4 Innovation development Innovation is the reliable protection and motivating force of the development of a company. Yanzhou Coal Mining strengthened technological innovation, speeded up the transformation of technological results to actual production, continued to push forward development models and operation management innovation, required technologies to achieve growth, required management to produce results, continued to enhance the development potential of the Company. 4.1 Management innovation The establishment of internal marketization In 2015 Yanzhou Coal continued deepening internal maketization, preliminarily formed operation system characterizing clear tier market entity, improved system, sound and basic supporting system, improved system and regulation and smooth transaction accounting system, which realized simplified unit, resource optimization, cost reduction and efficiency improvement, vitality glow. The operation and accounting system of internal marketization decomposition of goal of the company coal mines and sub units material fee decomposition of target accounting wage accounting of dealings with related parties district team accounting point electricity fee decomposition of target accounting repairing fee ———sub-district team production production productionrepairing maintenance and team team team team

Implementation Operation·Drive Settlement Management System district team sub-district team individuals 5 changes The evaluation system has achieved transformation from “sole static budget” to “combination of static and dynamitic budget”. The management model has achieved transformation from “managers driven” to “market mechanism driven”. The wages has achieved transformation from “allocation of gross total” to “income from settlement”. The evaluation system of employees has transferred from “settlement after some time” to “real time gross settlement”. The concept of employees has changed from “receive income from the company” to “earn money by themselves”. Tips On 5 August 2015, led by Zhang Xinwen, director and secretary of Party committee of State-owned assets supervision and administration commission of Shandong province, 130 representatives from SOEs and head of Municipal state-owned assets supervision and administration commission paid a site visit to Dongtan coal mine and Donghua Heavy Industry Company to inspect the internal maketalization.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report

Innovation in business model

The Company has been proactively establishing a professional and collective marketing trade system, improving integration of marketing, trade and business, formed a all round and stereoscopic big logistics trade with marketing as the foundation, trade as the support and logistics as the chain. The Company achieved professional operation, resource complementation and operation synergy.


trade-
support
logistics-
chain
marketing-
base

We have breakthroughs in "coal and steel exchange " and cooperated with Pingmei Group to develop market.


coal and steel exchange

Zhongyin International Trade Company speed up trade integration, supported by trade units of domestic and international business department, Qingdao Zhongyin Ruifeng, HK Company, Singapore company, a synergetic trade system was established.


domestic and international
business department
Qingdao Zhongyin Ruifeng
HK company
Singapore company

Duanxin Supply Chain Company Limited primarily formed model of marketing mix of automobile transportation, shipping transportation, logistics park and vehicles rent.


through train
coal sales
locally
transferred
through port
by channel

4.2 Technological innovation

The Company advocated safety, high efficiency and green development of coal industry, carried out R&D on fine, safety and high efficiency mining, analyzed the industry technology development trend, conducted research on clean coal utilization, upgraded the technologies of clean coal and related equipment.

Sci-Tech Innovation concept

Follow the principles of "Autonomous innovation, breakthrough key areas, supporting the development, guiding the future", aimed at optimization and upgrading of industrial structure, focus on the core technologies of pillar businesses, promote innovation, integration and utilization of innovation.

Sci-Tech Innovation objective

Systematically master core technology, command the height of industrial technologies, lead the coal industry in terms of business transformation and technology progress.

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Implementation Operation·Drive Technological innovation system We improved the multi-layer technological innovation operation system integrating production and studies which used the Technological committee as the decision-making level, the professional technological R & D organizations as the development level, the higher education institutes and R & D centres as the supporting level. We facilitated the promotion, transformation, transfer and application of advanced and mature technological results to rapidly transform practice results into productivity and generate economic benefits. Sci-Tech Innovation system Decision-making level Technological committee Consulting level Expert committee Management level Production & technology development Development level Internal research organization Supporting level External cooperation scientific research schools Technological innovation system Adhered to theme of “safety, efficiency, clean”, the Company built up open-ended dominated-by-the-Company innovation system to meet the actual requirements of technology innovation. We implemented “Administrative Measures for Technological Innovation Work”, “Administrative Measures for Patent Work” and “Measures for Rewarding Scientific and Technological Progress” to stimulate technical staff devotion to innovation so as to promote technology innovation capacity of the Company. We implemented the Company’s “IPR management manual” and “IPR management program”, established corporate IPR management system to promote IPR creation, application, protection and management. Results of technological Innovation In 2015, the Company was awarded 26 awards at provincial level, among which, 2 progress awards of Shandong province,18 awards in the coal industry of China, 1 award in the sixth session of the Chinese Society for Rock Mechanism and Engineering and 5 patents in the first session of China Coal industry. In 2015 we completed the application of 74 patents, of which 46 were invention patents and 28 practical patents; 47 patents were granted, of which 9 were invention patents and 38 practical patents. In 2015 the Company invested RMB38.072 million in research spending, completed over 82 technological results for the year, of which 25 technological results had been technically evaluated by supervising technological authority with 20 reaching the international advanced level. In 2015 we applied for undertaking the technological project-“863 Program” of Ministry of Science and Technology with the theme of “Large scale coal gasification key technology research and demonstration unit with 3000 t/d” in the field of advanced energy technology and obtained assisting fund of RMB1.24 million. “Ultra clean coal and combustible fuel preparation and applied technology research” has been listed as independent innovation special programs of SOEs in Shandong province. In 2015, “WJL-2500 (1400)/6 (3.3) mining flameproof and intrinsic chained static var generator” and “TBM back-matched continuous conveyor “ were listed the first set of technological equipment and key core accessories project of Shandong province. In 2015, 2 projects were in the first demonstration projects with technological innovation in coal industry, 3 projects were in the key technological projects in prevention and control of major accidents in safety production, 12 projects were in the instructive projects in China Coal Association and 22 projects were technological innovation projects of Shandong province.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 5 Information Integration Yanzhou Coal Mining insisted on the development concept of promoting commercialization by informationalization, and it could achieve safe production, informationalization of operation management through the automatic, electronic, network-connected and informationalized new industrialized path. In 2015, we implemented Stage IV ERP project, covering all subsidiaries of Yanzhou Coal Mining. The seven management and control systems using ERP as the operation platform that we had improved were namely the accounting, computing management and control system, the cost and expenditure management and control system, materials supply management and control system, product sales management and control system, client credit management and control system, supplier evaluation system and information and data management and control system. Application model of SAP ERP Financial safe Accounting and function Sales and Cost big Distributions controls reliable Material Assets Management Management Production Plan Project SAP ERP functions Management Quality Work Management Flow Equipment Mining integrated Management Solutionsapplicable and Human flexible Resources internationally

Implementation Operation·Drive We promoted the IT and industrial integration. We built up industrial GbE making optic as transmission media and the mine underground achieved 3 webs integration, digitalization for mine construction. Yanzhou Coal has primarily established dynamic information system for mine safe production, including: GIS, production technology management function analysis software and intelligent warning of mine safety and had access to optic monitoring system, safety detection system, personnel location system and industry television system, etc Environment detection system Digital control center Wireless telecommunication system for mine use

Cooperation • Win-Win Investor relations Supplier management Customer satisfaction Mutual beneficial cooperation with related parties In all our actions, we are committed to results that benefit all stakeholders: a ‘win-win’ strategy. To achieve these mutually beneficial outcomes, responsibility and cooperation with stakeholders is vital. It means forming communities of interests with integrated resources and shared social responsibilities. It is through these partnerships with investors, suppliers and customers that we work together to develop and create value that rewards us all.

Implementation Cooperation·Win-Win 1 Investor relations The company has formulated and optimized its investor relations management mechanism and process for receiving visits of investors in accordance to legal and regulatory requirements as well as routine operational experience, which in turn greatly improved the standardization and efficiency of investor relations management. Given unfavorable coal market and depression of capital market for year 2015, the company has always advocated a ‘go out and invite in’ strategy of communication with domestic and foreign investors via different channels and various forms. By this means, we have maintained consistently good investor relations while securing the best interests of the company and shareholders alike. Among the most prominent of our communication channels is our roadshow. Held at least twice a year (and simultaneously both at home and abroad), the roadshow has been an excellent means for the company to report directly to investors on operational performance. It highlights its profit growth point, driving factors for future achievements and development prospects, patiently explains the investor’s major concerns for capital market, and precisely collects opinions and suggestions from investors and capital markets. The company has also actively participated in large-scale investment forums organized by domestic and foreign securities brokers, as well as communicating effectively with fund managers and analysts via one-on-one and group meetings. Another effective venue of communication has been the ‘reverse roadshow’, in which the company invites investors to explore its operations on-site. Contact with domestic and foreign investors, securities analysts and other media is also maintained via frequent teleconferences. The company has continuously optimized its website and its presence on the Shanghai Stock Exchange’s ‘e interactive platform’. We have classified and ensured the timely publication of disclosure for domestic and overseas capital

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report markets, as well as making announcements of thematic issues. The company values communication with shareholders in its general meeting. The participation of minority shareholders is actively encouraged during these occasions, either by network, voting or by other means. Usually all directors, general managers, the chairman of the Supervisory Board, relevant supervisors and senior managers attend the shareholders’ meetings. The company arranged specialized person to answer the hotline, emails and fax from investors, learning about the opinions and requirements of minority shareholders and timely report to the company. According to incomplete statistics, in 2015 the company met more than 400 domestic and foreign investors in total, including 310 person times involved at 44 sessions of roadshows, which highlighted the company’s invest value in special period of unfavorable market condition and greatly improved the image of the company. In 2015, the company, after fully consideration of the shareholders’ opinions and its development strategy, made repurchase of H shares, which gained concerted praise by the investors. Due to excellent investor relations management and information disclosure, the company was chosen and rewarded “the Top 100 Most Respectable Listed Company by Investors” among 2800 listed companies. Yanzhou Coal will, under principle of faithfulness, compliance, passion and transparency, continue to learn other excellent listed company and promote positive interact with domestic and foreign capital market, and promote harmony and win-win between the company and the investors. Major Approaches to Communicate With the Investors Roadshow Actively introduce the company to investors Reverse roadshow Invite investors to make on-site project investigations Report on the capital market Provide comprehensive support to the study report’s completion Investors’ strategy meeting Discuss the company’s development and industry prospect Telephone /email/telecommunication Convey timely information to promote understanding Investors reception party Provide professional answers and explanations to the questions from investors

Implementation Cooperation·Win-Win 2 Supplier management Yanzhou Coal attaches great importance to the management of suppliers’ social responsibility. We therefore thoroughly investigate and evaluate suppliers’ operations, develop and promote suppliers’ CSR, and endeavors to build a sustainable supply chain while achieving mutual development with suppliers. Meeting with a investigation group headed by Mr. Cai Li, the CFO of big China and South Korea region of Caterpillar Global Mining Inc. 2.1 Supply chain management The company has established supplier evaluation, information feedback and supplier credit filing systems with the aim of defining a clear standard for supplier evaluation, regular selection access, and continuous monitoring. Using these tools, the company has ranked the management of suppliers, established strong strategic partnerships with key suppliers, and formed a comprehensive supply chain management mechanism. As of the year 2015, the company had 1,427 ERP suppliers and gradually reduced number of intermediaries and agents, optimized materials procurement process and continuously reduced materials procurement cost by using internet plus and other effective means. The Company’s Suppliers Classified by Regions Region Number of suppliers Ratio 1 Domestic 1415 99.16% (1) Shandong 553 Ji Ning Area 284 Other areas 168 (2) other provinces 862 2 overseas 12 0.84% Total 1427

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 2.2 Suppliers’ Interest Protection The company formulated and implemented “Suppliers Management Rules” via ERP management platform, by which, it proactively carried out transparent procurement to create an open, equal and fair procurement environment and prevent commercial bribery and other corruption-related events. The company stringently fulfilled contracts, made on-time imbursement of payables under contract, and protect the legal rights of the suppliers. In 2015, the contract fulfillment reached 100%. 2.3 Enhancing suppliers’ CSR performance The company has integrated CSR into its entire procurement process by stipulating assumed social responsibility into its contracts. By including social responsibility commitments and other measures in contracts, the company encourages and leads suppliers to fulfill their social responsibilities. As a further beneficial effect, this measure also enables the company to reduce the environmental and social risks of its procurements. 2.4 Development together with the suppliers Through the establishment of technology sharing platform, the Company shares information with suppliers, discusses the development directions of the industry and market, influent the progress and growth of suppliers applying the Company’s own advantages,. Through multi-channel communications such as MDM platform, the Company timely responses and solves the problems concerned by suppliers, and establishes harmonious interactive relationship with suppliers.

Implementation Cooperation·Win-Win

3 Customer Satisfaction

The company is continuously refining its customer service systems. Among other actions, we have multiplied communication channels to improve customer satisfaction and build trusting, long-term partnerships with them.

3.1 Customer relations

In order to maximize efficiency and benefit, the company has formulated Rules for Customer Relationship Management, which values optimization of customer mix, emphasizes clean coal market and direct-supply customer development. The company's customers are classified into four types of strategic, key, potential and normal, to which, the company emphasizes customer differentiated management and dynamic optimization of structural proportion by following the principle of "ensure strategic customers while paying attention to key customer, develop potential customer while maintain normal one ".

Based on our strategic and key customer relationship evaluation criteria, the company evaluated 36 strategic and key customers in 2015, which greatly improves the company's customer mix and cooperation relationship, consolidates market competitiveness, reduce operation risks and upgrades customer satisfaction.

The company adopts differentiated marketing. Following the principle of 'promote cooperation and achieve mutual benefit' and in accordance with strategic and key customers' level of supply and demand, the company acts on the appropriate price, flow, settlement, delivery, etc, to ensure a stable long-term partnership.


Strengthen customer information management and provide quality customer services.
Implement management of customer relationship classifications, develop differentiated marketing strategies.
Customer relations management
Study and formulate preferential policies targeting strategic and key customers.
Implement system of customer relations assessment, evaluation and adjustment for strategic and key customers
Study and formulate the development plans of potential customers and enhance cooperation with potential customers.

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Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report

Tips

On 28 July2015, the general manager of Yanzhou Coal visited China Huaneng Shandong Power Generation Company. Under principle of "promote cooperation, complement each other, achieve mutual benefit and common development", the two parties signed strategic cooperation agreement (from 2015 to 2018) based on consensus of supply volume, purchasing price settlement, contract fulfillment, further development and information sharing. This is a good example for association between strong enterprises, which will promote long-term win-win cooperation between the two companies.



Class of Customer	2013	2014	2015
Strategic customer	43.4%	45.1%	46%
Key customer	30.9%	25.8%	27%
Customer with potential	—	13.7%	9%
Normal customer	25.7%	15.4%	18%

Note: calculated proportionally on sales of coal.

3.2 Customer communications

There are several means by which the company maintains effective customer communication, including high-level administrator visits, visiting strategic customers, holding regular seminars, invited customers visits, and survey questionnaires. By gaining customer feedback through engagement, the company develops a better understanding of their needs and their ideas on improving our products, services and marketing. Business cooperation between the two sides can be enhanced as a byproduct of this engagement.


Means of Communication
Courtesy visits,
Strategic cooperation negotiations
High-level visits
Business discussions Surveys on demand
Internet +
Business detail discussions
Telephone, internet, Wechat, text messages

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Implementation Cooperation·Win-Win By use of internet, the company maintains communication with customers in simplified process and various means by making full use of “internet+”. The company established Yanmei marketing Wechat platform to make marketing planning and promotion, through which the customers can timely learn about the marketing information of the company. It creates 24 hours Wechat of communication by classification and sources of customers. By using mode of conference marketing, the company held and attended order-placing meeting and customer symposium in coverage of all customers and regions, from which, the company got first-hand information relating to the changing demand of the customers, and then perfected its marketing distribution and provided site services to key customers under customer responsibility mechanism. 3.3 Product liability The company has valued health and safety concept in respect of its products and services, and mainly promoted main product of environmental-friendly, green and clean thermal coal and clean coal of low sulfur, low ash, high calorific value and high viscosity. In order to gain more fame and popularity of those products, the company has adopted technology of all coal washed and floated so as to reduce the content of sulfur and ash. The coal recalled for sake of safety and health over total volume of product sold and transported is zero. The company has paid great attention to faithful operation. Provisions on Administration of Confidentiality was formulated to protect the privacy of its consumers, under which, the company keeps all data secret, including contact, price, shipping relating to customers. As for performance of product contract, the company shall, in accordance with its Terms of Reference for Discrepancy in Quality and Quantity of Salable Coal and the agreed terms of discrepancy settlement under procurement contract of coal, deal with any loss caused by quality of its products. The company has advocated product publicity with concept of positive, responsible and progress via TV, computer, mobile terminal, newspaper, brochure, product exhibition, order-placing meeting and other channels. In the year 2015, the image and fame of the company has been substantially

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report upgraded for publicity and reports by People’s Daily, China Coal Industry News, China Energy News, China Coal News, Dazhong Daily, Xinhua Net, Dazhong Net and several other newspapers and media. In order to increase cohesion of products and implement single brand strategy, the brand of “Yankuang Coal” was used for all coal products of the company without exception. 3.4 Service promotion The company has continuously improved the service mechanism including pre-sale, in-sale and after-sale services, implemented ‘zero distance’ service, insisted on transparency in selling, shipping and preferential policies, and secured the company’s and customers’ mutual interests in a fair and open manner. 3.5 Continuous satisfaction The company investigates and collects information concerning the customer satisfaction in respect of product quality, specification and service in various ways and from different points of view, and makes improvement correspondingly. In 2015, the company has investigated customer satisfaction in respect of quality, quantity measuring and relating services. According to questionnaire-based surveys, our customer satisfaction score for the first half of year 2015 was 94.89 points, and 98.57 points for the second half of the year, and 96.73 points for the whole year average. Notably, the company achieved 100% in contract fulfill ratio and timely product delivery ratio, and did not receive any complaints pertaining to its products and services.

Implementation Cooperation·Win-Win 4 Mutually beneficial cooperation Yanzhou Coal Mining Company adheres to the principle of ‘trust and cooperation for mutual benefit’, and is committed to strengthening its cooperative links with local governments, financial and research institutions and other parties relevant to its core competencies of developing product resources, technological innovation, and commerce. We are keenly aware of the positive impact of our activities on regional economic development, and their potential mutual benefit for all related Success lying in cooperation, cooperation wins the world Engage in cooperation Implement a series of with local governments to strategic links with Tsinghua promote regional economic University, the Coal development and the Research Institute, China development of related Mining University and other industries. Aim to achieve scientific and technological a ‘win-win’ situation by both research establishments to helping to fulfill governmental aid in personnel training, responsibilities and realising productivity transformation value for the company. and other areas of mutual interest. Enterprise- Enterprise-school government cooperation cooperation Enterprise-Enterprise-bank enterprise cooperation cooperation The company’s sound The company has lent its finances and good operational support and active help to performance helped it to local companies (including maintain the confidence of small and micro enterprises) financial institutions. This in to promote the region’s turn earned us excellent credit and industry’s continuing support and the financial security economic development. to invest in the company’s sustainable development, resulting in further gains for the financial institutions. Tips On 27 April 2015, Mr. Chairman Li Xiyong had a meeting and discussion with Professor Huang Wei, who also serves as the president of the Institute of Management of Xi’an Jiao Tong University and the Ph.D. supervisor, in respect of construction of information-based coal enterprise. On 4 June 2015, Mr. Chairman Li Xiyong had a meeting and discussion with a team headed by Mr. Li Jiang, the President Assistant of China Exim Bank and the President of Shandong Branch Bank of China Exim Bank, in respect of cooperation with the bank.

Green • Development Set up a green management platform Promote energy conservation and emission reduction Facilitate green production Establish eco-civilized mining area Yanzhou Coal continues to live up to its commitment to building a resource-efficient, environment-friendly enterprise and developing ecologically friendly coal mines. The company’s response to global climate change includes the implementation of healthier production processes, making continuous improvements to environmental management systems, adopting effective environmental protection and resource conservation measures, pollutant emission controls, and reducing energy consumption.

Implementation Green Development

1 Environmental management platform

Given the crucial period for company's "innovated reform & transformational development" and the unprecedented complicate and severe economic circumstance, Yanzhou Coal made systematic analysis and forward-looking, continued to improve environment management system, strengthen the management of projects in construction, heighten the ability in dealing with emergency issues, enhance environmental protection propaganda and education and continuously promote environmental control and management capacity.


Environmental philosophy
Implement green development approaches and construct ecologically friendly coal mines.
Implement clean production processes and promote measures to use less energy and cut pollution.
Develop a circulating economy pattern and improve utilization of resources.
Environmental policy
Building green enterprises, protecting the planet
Pursuing eco-efficiency, compliance and advanced control
Providing clean coal, rational exploitation of energy
All care for environment, integrated sustainable development
Environmental goals
Building a resource-saving, environment-friendly enterprise and ecologically friendly coal mines.


Organizational leadership
Establish an energy conservation pilot team and form a management system with three levels of the company, the mine office and the workshop
System guarantee
Develop a comprehensive system of regulations into a consistent environmental management approach.
Target & responsibility
Produce a target and responsibility paper defining environmental protection and energy conservation goals for every individual.
Supervision & evaluation
Implement environment monitoring and online monitoring to learn real-time pollutant emission targets; adopt accountability and vote vetoing mechanism.
Benchmark management
Carry out benchmarking management on technology, administration, processes and concepts.
Information system
Implement energy-saving digital management system to realize information effective utilization and sharing.

1.1 Environmental management system

The company's GB/T24001 environmental management and GB/T23331 energy management systems have been continuously strengthened by improvements in organizational leadership, system security, targeting and responsibility, supervision and evaluation, information construction, and benchmark management.

1.2 Construction project management

The company strictly complies with laws and regulations for environmental protection, and environmental impact assessments, energy impact assessments and anti-pollution measures shall be applied concurrently with the project's design, construction and commencement of operation. This is required for all new construction and reconstruction projects. Such requirement has been fulfilled by 100%. All units of the company have passed the sewage treatment inspection organized by the government and obtained sewage permits.

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Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 1.3 Environmental emergency management The company and its subordinates has established emergency department and perfected relevant regulation and system separately. The contingency plan adopts multi-level management over emergency preparation and emergency response. With relating emergency provisions and frequent interdisciplinary emergency drills, the environmental emergency management has been substantially promoted. 1.4 Environmental publicity & education Environmental awareness underpins all effective environmental action. The company therefore uses opportunities such as World Environment Day to publicize energy conservation knowledge and promote ‘Wu Jin’ activities. As part of its education initiative, the company has also organized activities such as ‘experiencing the energy shortage’ and ’the exemplary position of energy conservation’ to highlight the issue and promote better understanding. Internally, the company uses centralized training and video lectures to ensure that all employees are aware of its energy-saving policies and standards. Professional training on energy management, clean production and environmental protection qualifications further improves the environment-related performance and skills of the management team.

Implementation Green·Development 2 Promote energy saving and emission reduction Mr. Li Xiyong, the Chairman of Yanzhou Coal pointed out that environmental protection is the fundamental policy of China, not an issue to be addressed on our own discretion. We must deal it with properly and promptly by gaining initiative and development, the earlier the better. It’s our responsibility to respond the general trend. 2.1 Outsourcing contracted energy management The company has continued to undertake outsourcing contracted energy management in respect of energy conservation and resource saving in year 2015, with 9 energy management models approved and implemented and total investment of RMB 62.95 million outsourced from outside investors. Of which, four energy management has been fulfilled in reconstruction, which saving electric charge of RMB 9.78 million and reducing consumption of coal 4590 tones and water of 57600 tones. Totally 11 subordinates to the company have undertaken green lighting program by replacing 3967 units of lamps above 200 watts, saving electric charges of RMB 3.12 million annually. Outsourced fund 9 energy Innovated of RMB62.95 management management million models Saving electric charges of RMB9.78 million Four outsourcing contracted energy Saving coal of 4590 tones management projects Saving water 57600 tonnes 2.2 “Three Savings” Competition In 2015, the company specified competing targets in saving coal, water and electricity; quantified work responsibility and measures; paid close attention to management over energy quality and unit consumption quota, carried out energy efficiency tests for heat and power generation project and its boilers; optimized engineering of electrical machinery system and the types of equipment used; enhanced recycling of intermediate water and test and maintenance of pipelines to avoid any leakage of water. Through the competition, the company saved consumption of coal 15837 tones, water of 1.57 million cubic meters, electric charges of RMB 12 million in comparison with the same period last year. 2.3 environmental protection facilities in operation In 2015, the company totally invested RMB146.6458 million in completion of 45 environmental projects domestically, and paid pollutant discharge fee of RMB9.9916 million in China. The company had established 17 underground water treatment facilities, 4 production waste water treatment facilities, and 18 sewage treatment systems in Shandong province. “Zero Report” mechanism is strictly implemented: the company reports to the management in respect of average online monitoring data per hour of used water and emission of smoke and gas, and makes analysis and collection in weekly or monthly “zero report” at the end of each week or each month. In order to maintain safety, effective and stable operation of all kinds of environmental protection facilities and achieve 100% compliance with discharge standards of wastes and pollutants, the company has paid substantial attention to monitor the inlet and outlet of waste water treatment facilities and the discharge outlet of ammonia desulfurization system in accordance with discharge standards, and strictly implemented early warning and reporting mechanism in respect of online monitoring and monitoring data.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 3 Making production greener 3.1 Green mining Based on the mining condition in the headquarters and resource condition in other new mining areas, targeted at high efficiency, green and sustainable mining, the Company focused on the research of key technology in terms of high efficiency production, green sustainable mining, improving automation and IT level and energy saving and emission reduction in 2015. With the breakthrough of some key technologies, the core competitiveness of the Company was further enhanced. In order to increase recovery rate of coal resource, the company continuously expanded the application of big-height-cutting method. In view of the special occurrence condition of coal resource in Yanzhou mining area, the company has developed big-height-cutting with one slice per longwall workface with annual production capacity of 6 million tons. And the method and its supportive technology were successively applied in Dongtan coalmine and Jining No.3 coalmine, which are suitable for high-efficiency big-height-cutting in only one slice with coal seams ranging from 4 to 6 meters in thickness. As a result, the recovery rate and mining efficiency were improved in maximum given the complicated resource occurrence condition of Yanzhou mining area. The company has established 21 stations for observing surface movement and transformation in the underground mining area of three lowers, which collecting information relating to the impacts of underground mining to surface buildings. In reference to the rule of surface subsidence supported by the information, the company can ensure the safety underground mining of the three lowers. In 2015, the company successfully mined 5.608 million tones of coal with river running across the area, 4.34 million tones with buildings on the surface, and 2.152 million tones with railway and high voltage cable passing on the surface. The underground gas control and management system of the company and its production coalmines in Shandong province has passed check and acceptance by the Shandong Bureau of Coal Industry. In 2015, Tianchi coalmine in Shanxi province has completed technical renovation of gas pumping in pursuant to gas drainage standards by constructing boreholes of 23,000 meters totally for gas extraction and drainage, with 32.60 million cubic meters of gas pumped out totally. 3.2 Cleaner production Saving energy, minimizing pollution and maximizing cost-effectiveness are at the core of the company’s approach to cleaner production. As part of our ‘cleaner production audit’, the company has conducted tests on thermal, water and electric equilibrium, and implemented a ‘cleaner production plan’ by putting in place new technology and stronger management of energy and product consumption

Implementation Green·Development quotas. Other measures include improving energy consumption control across the production process, optimizing production system operation parameters, and increased the operational efficiency of all energy consuming equipment. Tips On 15 December 2015, the Ji’er power plant of Shandong Huaju Energy has successfully passed the check and acceptance by Shandong in respect of cleaner production. 3.3 Low-carbon Development Greenhouse gases interrogation Yanzhou Coal actively promote development in low-carbon by setting up a leading group headed by the chairman for carbon emission interrogation, and authorizing department of electric machinery and environment protection as permanent establishment for monitoring, calculating and making disclosure of carbon emission by the company. Statistical accounting system and statistical mechanism for emission of greenhouse gases was formulated in accordance with ISO 14064 to enhance initiative management. High-carbon energy converted to low-carbon energy The company continued to increase coal preparation yield, product quality and utility by making research on new technology of separation of fine grain coal, of quality upgrading and transforming of coal product, and promoting the application of high-efficient coal separation technology, such as heavy media and flotation. Among which, the company has successfully fulfilled the research and application of digital model of coal separation efficiency, the research and application of Yankuang flame coal in furnace injection, the research and application of new type of heavy media cyclones in flow structure and with high abrasive resistance, the key technology and equipment for high efficient separation of coarse coal slime in coal preparation plant. As a result, the coal preparation technique was optimized, clean coal recovery

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report ratio was increased and production cost was reduced. Efficient utilization of clean coal In 2015, in purpose of efficient utilization of coal and pollution reduction, the company prepared for establish a lab of ultra clean coal for experiment of ultra clean coal and liquid fuel. The research and trial of key technology of 3000t/day super-large coal gasification project under national “863 program” was completed, which recorded as the world largest coal slurry gasifier in unit capacity and was successfully applied in Rongxin Chemicals Company Limited in Inner Mongolia. And the project has passed check and acceptance by China Ministry of Science and Technology with concerted favorable comments by relating experts in 2015, which further consolidating the company’s leading position in multi-nuzzle opposed coal slurry gasification. 3.4 Utilisation of resources The company now uses ‘low calorific value’ resources such as coal slurry and coal refuse as fuel for power plants. The resulting annual consumption of coal slurry is on the order of 947.5 thousand tons, and 100 thousand tons of coal refuses. The remaining coal refuse and coal ash were used to manufacture building materials, in road construction, and as fill in mines to prevent subsidence, thus delivering an overall utilization rate of 100%. Additionally, the company has achieved full compliance with the Water Law of the People’s Republic of China and Provincial and Municipal Water Management Regulations, and has drafted its own comprehensive water conservation management approach. Through our more efficient water utilization, industrial production water has been reduced to a rate of 7.73 cubic metres per 10,000 yuan (for coalmines in Shandong province). Another facet of the company’s comprehensive approach to conservation is the use of advanced technology to apply mine water and domestic sewage as cooling water in thermal power plants. Recycled water is also used to control dust fall, in coal washing plants, and in the land reforestation process. In total, the company achieved a 92.35% reuse rate for mine water and 71.14% for domestic sewage.

Implementation Green·Development 4 Construction of ecologically friendly coal mines 4.1 Reforestation of coal refuse piles With persistence in management concept of focus on people and pay equal attention to environment and safety, the company has created ecologically habitable coalmine and further promoted construction of ecologically friendly coalmine, where people can work in state of safe, healthy, decent and happy. Tips Yangcun coalmine of Yanzhou Coal has continuously increased its greens coverage up to 44.3% and enabled workers to work decently with concept of breath fresh and clean air underground and live happily on mine surface. Being responsible for workers and for the society, it was rewarded honorary title as China environmental friendly enterprise. Ecological civilization Rainbow over stockpile Shower for Mine Car Shower of coal truck Golden fish lives in mine water after treatment

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 4.2 Construction of ecological-friendly environment By combined means of utilization and environment protection, the company has paid great attention to the integrated planning in pre-mining phase, which including scientific survey and argumentation, defining the area of subsidence. Instead of after-phase rehabilitation, the company undertakes proactive prevention against subsidence by simultaneously carrying out coal mining and subsidence control. By means of rescue digging of soil resources about-to sink, the company carried out land rehabilitation and realized protection while utilizing and exploitation while protecting, consequently maximized the utilization of land. In pursuant to mine rehabilitation and environmental control as stipulated in relevant state laws, the company paid all reclamation and leveling fees for 15,716.18 mu of mined subsidence land, with an aggregated governance deposit amounting to RMB 144,417,836 yuan. Scenery of mining area where subsidence occurred Land rehabilitation and forestation

Implementation Green·Development 4.3 Constructing environmental-friendly/green mine areas The company has been awarded title of ‘Circular Economy Demonstration Unit’ in Shandong province. Jining III Coal Mine, Xinglongzhuang Coal Mine, Yangcun Coal Mine and Dongtan Coal Mine have each earned the state-level title of ‘green mining’ pilot unit. Interview by China Mining Industry News in Xinglongzhuang coalmine in respect of green coalmine Tips Yanzhou has promoted greening in mine area by resource conservation, clean production and low carbon emission. In order to address the employees’ culture demand, improve their quality and inspired their passion for work, the company gave priority to increase the happiness index of their employees by organizing activity of “Circle of Ten-minute Culture”. The cohesiveness, unity and social influence of the company have been improved favorably. Xingming Lake of Xinglongzhuang Mine site

Safety • Production Safety culture Pre-control systems Emergency management Yanzhou Coal has set up safety management and control system with clear responsibility and rights, standard process, cooperative high-efficiency and effective management and control: strictly specifying responsibilities for production safety, standardizing and optimizing mode of safety control management for internal contract operation and entrusted management, advocating safety culture popularity and pre-control system support. In 2015, the company put an end to the significant personal injury and death. As at 31 December 2015, the company achieved 3471sucessive days of safety production, which is the ninth consecutive year of safety production.

Implementation Safety·Production 1 Safety culture Safety at Yanzhou Coal Industry is predicated on the concept of ‘people-oriented, prevention-focused safety development’ – and especially to the promotion of a safety culture ‘ingrained’ at all levels of the company and all aspects of daily activities. By adhering to safety red line with “six-pres” and consolidating responsibility performance and risk pre-control in the grassroot level, the company implemented overall safety management in a specialized, standardized and information-based way at all levels to inspire the self-management initiatives. A safety closed management and ultra pre-control of accidents was set up to ensure the intrinsic safety in people, machinery, materials, environment and system.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 2 Risk pre-control systems Safety culture of five inter-related, interlocking systems were in place for risk pre-control management, namely safety culture system, concept guided system, rules and norms system, sci-tech supported system, quality promotion system and mechanism guaranteed system. By taking risk pre-control management as guideline, quality promotion and the operation rules and norms as foundation standard, safety supervision and inspect as means, safety assessment and responsibility ask as major policy, the company carried out safety inspection and comprehensive management and maintained production safety. 2.1 Concept-guided system No. Consciousness Interpretation Heighten consciousness With adherence to the idea of “success in safety, fail in accident”, to value people’s life as the impassable bottom 1 of safety red line line all the time, take safety as the first guarantee for development, the first profit of the enterprise, the first benefit to the employees; place safety in a position above everything; and never reduce safety investment, formalize safety responsibility, and lessen safety efforts even in the unfavorable economic circumstances. Withholding to the idea of “safety control according to law and impose punishment to defaults of responsibility”, to take safety law as the bottom line all the time; formulate safety management mechanism; define responsibilities to specific Heighten consciousness person; enhance education of the law of safety; safeguard safety and social order. Under principle of all people are equal 2 of legal laws on safety before system, undertake personnel and business management in accordance with system, make investigation and severe punishment to those violations of rules and regulations, and guide the management and the workers to respect safety, respect law and respect responsibilities. With the idea of “safety relies on me, success is achievable”, to value the workers’ life as top responsibility all the time, Heighten consciousness persist high standards and strict requirements in safety control; to work faithfully and conscientiously and achieve zero 3 of safety responsibility work faults, zero system defect, zero management omissions and zero safety accident. 2.2 Rule and norms system The company implemented system abolishment, modification and formulation; promoted the construction of system query platform for sharing safety management information; defined safety responsibility; standardized management process; optimized work standards; made dynamic inspection on ten indicators of safety work; and valued effects of system implementation by adopting policy of safety efficiency evaluation.

Implementation Safety Production

Define safety responsibility	"safety production responsibility system", "security guards responsible system", "occupational hazards prevention responsible system", "terms of reference for main safety responsibility".
Standardize operation process	'Safety technology audit system', 'safety technology operating manual " , "contingency plan for emergent safety accident", "rules for hidden danger investigation in safety production", "Management approach for specialized technical evaluation on mine safety", "term of reference on assessment of safety risk evaluation and management", "rules for safety management over provisional construction or minor project", reporting system on special construction and operation.
Optimize work standards	"Standards for standardized mine safety and quality and its scoring method", "Standards for post standardized operation", "Hygienic standards for occupational health and its evaluation method ", "Red and yellow warning cards for production safety", "Standards for three-violation and other severe typical problems and its illustration.
Enhance supervision and evaluation	"Provisions on safety supervision and inspection", "Safety efficiency evaluation method", "Method for safety responsibility investigation", "Standard for demonstration mine in dust prevention and control and its assessment method", "Method of evaluation and rewards on standard dispatching office", "Incentive assessment approach on mine ventilation safety management", "Comprehensive assessment method on safety supervision system construction", "Incentive assessment approach on technological management of mine geological survey", "Method of inspection, compare and reward on quality safety management over complicated mining equipment" and etc. Regular supervision and assessment was made and responsibility was enquired for any problem found.

2.3 Technology-supported system

The company has made research on key mining techniques of big-height-cutting with one slice and top coal caving of one big-cutting-height seam, and developed and manufactured on its own the big-height hydraulic support of 8.2meters and visible remote control system for high power heading machine. Research was made on set equipment and mining technique research for intelligent comprehensive mining workface of thinner coal seam or coal seam in medium thickness. The company also made mine equipment updating, mining technique improvement, and vigorously promoted the application of big-height-cutting technique and its compatible equipment. Thus the bottleneck problem constraining productivity and efficiency has been successfully settled, and production efficiency was increased and productivity of coal was back to leading level among the industry.



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Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report

Tips

In 2015, the mining technique of comprehensive top coal caving in one big-cutting-height and its compatible equipment was applied in Dongtan coalmine, maintaining high intensive production with one mine two workfaces, and resource recovery rate is up to 96% from 86%. It also applied fast development of rock head with monthly record up to 130 meters. Digital mine construction was promoted by implementing information-based central control of working posts in underground power substation, air compressor chamber, belt conveyor and aerial passenger devices, which are suitable for unmanned operation.

2.4 Quality promotion system

Safety Training

Yanzhou coal has ten training centers with qualification for national safety training and ten practical training bases, which finished 65000 person-times of training annually. An integrated and all round training system was established.

Principle and targets of training


A
Classified by level and types
All staff participation
B
C
Teach according to demand
The management
D
E
Required training and necessary training
Separation examination from teach
F
G
Strict check-up
To construct an energetic and quality training system d by training with targets and check-up with standards

Training Content


Professional development training
Practical training of post operation skill
Post qualification access training

Publicity and Education

The safety training was given in various ways. Based on traditional education training, the company adopted new forms of safety training by new media vehicle like micro film, public good film, Yanmei Wechat platform and APP, of which the attractiveness and influence of safety training were increased substantially. In 2015, the company produced and shot 40 micro films, 27 public good films, and 500 flash memory disks of micro films on safety was given out.


兖州煤业
安全微电影展播
Safety Caution Micro Films of Yanzhou Coal Mining Co., Ltd.



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Implementation Safety Production

Caution education week for production accident


Yankuang TV station
Website of Yankuang Group
Yanzhou Coal Wechat
A broadcast exhibition of micro safety film
Safety caution education
Meeting on cases analysis
Lectures
Meetings
TV interview
Art show
Discussion on reflection of accident
Safety warning films
Warning education by Bhopal coal chemical accident
Warning story education column

Activity of Safety Month


Activity of "safety production month"
Safety culture week
Publicity and consulting day for activity "safety production month"
All-staff attended safety training and traffic safety publicity
All people involved contest for safety knowledge
1
2
3
4
5
6
7
8
9
10
Contingency plan drilling week
Safety special inspection
Production safety accident warning week
Test and contest on laws and regulations on safety production
Popularity and report, and choose significant good examples

59

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 2.5 Mechanism guarantee system The company requires a cooperative effort by managers, company management and staff at all levels to maintain an ‘all-dimensional’ system of “one post dual responsibilities”. To achieve this, the company vigorously promotes its responsibility system to all levels, positions and processes in keeping with the goals of a closed-loop management model with devolved responsibilities, responsibility assessment and performance improvement. Responsibility documents signed between All units are required to fulfill requirements the company and management at all levels, under responsibility documents in production implementing responsibility disposition management Responsibility Specific responsibility decomposition specific person Enhancing safety responsibilities Responsibility Work improvement assessment To make analysis and assessment of hidden Rules for safety production assessment, which danger for safety at all units, formulate guidance requires monthly report on accident; safety on addressing significant safety problems, and production is taken as an important indicator for improve safety management assessing results of each unit. Tips Site audit for hidden danger to safety Yanzhou Coal perfected mechanism for site audit, control and management over hidden danger to safety, strengthening site audit, control and management of hidden dangers and establish long term mechanism. In 2015, totally 20 hidden dangers in A class, 307 in B class and 737 in C class are found during site audit, of which, 16 hidden dangers in A class, 289 in B class and 709 in C class are solved and put under control, and the remaining unfinished are still under work according to plan and monitoring measures are taken.

Implementation Safety·Production 3 Emergency management The company attaches great importance to taking precautions, continuous improvement of emergency management systems, the building of emergency management teams, formulation of emergency plans, and regular emergency drills. All of the above enhance its capability to minimize and deal with emergencies. 3.1 Emergency mechanism The company has established leading group for emergency management, subordinated with one emergency rescue dispatching department and nine emergency rescue teams. Dispatching department and safety inspection departments at all levels implements 24 hours duty mechanism. And emergency management system was constituted of classification management, responsibility per each level and local management. Digital, intelligent and modernized dispatching centers for safety production has been established in all production units with high-risk operations, like coal mine, coal chemicals and power generation. To make quick response and standardized disposal in occurrence of emergency or accident: in strictly compliance with 24 hours duty for production dispatching and safety emergency; specifying different emergency procedures, main points and segregation of duties for different cases of disasters. 3.2 Contingency plan and drills The company has formulated “contingency plan for production safety in coalmines” and contingency plan and site disposal proposal for the nine coalmines in the headquarter area, which are all filed in relevant governmental department. Totally over 1280 items of comprehensive contingency plans, specialized contingency plans and site treatment plans have been drafted the company and its subordinate coalmines and departments. In 2015, the company and its subordinates have made 1158 times of emergency drills, with investment of RMB 0.89 million and 35100 person times involved.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 3.3 Emergency resources The company’s mine rescue brigade is specialized in underground coal mine disasters like fire, gas, dust, flood and roof falling and was designated as regional coalmine area rescue base by the State Administration of Work Safety. Equipped with rather advanced facilities for rescue, detect and investigate, telecommunication and traffic vehicles, it was defined as one of the fourteen key regional rescue team of China. The mine rescue brigade consists of 8 squadrons and 24 squads in total. And the subordinate production units also set up 48 part-time rescue teams to cope with all kinds of accidents and natural disasters with 12,000 people involved. The company’s Logistics Supply Center and its supply stations all have warehouse for stocking emergency relief materials and spare equipment, with stocks prepared in corresponding to real demand by production. And the current stock of emergency material and equipments is over 140 thousand sets. Database on inter-connected emergency dispatching platform, rescue tem, social rescue organization and disaster shelter route are shared by the company and all its subordinates, which facilitates an scientific and effective way for production safety.

Implementation Safety·Production 3.4 Emergency Training The company has held 166 sessions of emergency training courses, totally 22939 person times attended. 58 times of emergency publicity and education were organized, 25000 brochures handed out, 146 times of TV and internet broadcasting on production safety, with 69000 person times involved.

Care • Staff Protection of rights and interests Occupational health Staff training Staff development Care for employees Yanzhou Coal is a ‘people first’ company: people are the key to our development and success. The company respects human rights, nurtures each individual’s development and stimulates their enthusiasm, initiative and creativity, with purpose to achieve company and staff development simultaneously and facilitate the staff to find their self-value.

Implementation Care·Staff 1 Protection of rights and interests A trustworthy, dedicated and efficient team is a resource and fortune valuable to the company in maintaining sustainable development. As a people-oriented company, we are dedicated to the protection of each staff member’s rights and interests. 1.1 Labour relations The legal rights of our staff are protected and guaranteed by the company in full compliance with the ‘Labour Law of the People’s Republic of China’ and the ‘Labour Contract Law of the People’s Republic of China’. The company’s labour contracts with all employees are based on the principles of equality, free will and consensus. Our contract signing rate is currently 100%, and employment rate on record is also 100%. As part of our corporate social responsibilities, the company advocates compliance with the ‘Universal Declaration of Human Rights’, as well as observing international conventions, national laws and regulations concerning human rights. We respect and uphold the human rights of employees and other associated persons, especially in the areas of health, safety, freedom, wages and welfare. 1.2 Legal employment The company strictly enforces the standard work-hour system. Its employees enjoy statutory paid vacations, including statutory holidays, annual leave, marital leave, family leave, funeral leave, maternity leave, sick leave and work-related injury leave. The company also funds various types of social insurance for its employees. In regard to employment, salaries, promotions, dismissals and retirement, the company has no discriminatory provisions against the race, social status, nationality, religion, physical disability, gender, sexual preference, union members, political affiliation and age of any prospective or current employee. The company also strives to eliminate discrimination in its daily activities. The company consistently abides by national laws and stipulations. For example, the company does not use child labour as defined by the ‘Provisions on Prohibition of Child Labour’. Employees are allowed to choose their jobs freely. If an employee resigns, the company will not restrict the employee’s choice of a new job in any way (for example, by withholding the employee’s certificates or records). 1.3 Political rights Each grass-root unit within the company is encouraged to establish a ‘double representative conference’ system and hold periodic meetings with staff and labour union representatives. Important documents such as collective contracts, collective wage agreements and special contracts for protection of female workers’ rights and interest should be submitted to the conferences for deliberation. The company has established an employee director board and a staff supervisor system to strengthen the representation of employee rights and interests in corporate governance. In cooperation with workers’ congresses, public media, Company TV stations and websites and public appraisal, the company publicizes issues of employee concern and guarantees their rights to be informed, to participate and to supervise, and their democratic political rights were fully protected.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report Tips To achieve democratic management and supervision, the company adopts public appraisal for the significant events and has organized 9 sessions in 2015. On the 7th session of democratic appraisal meeting by employee representatives dated 19 October 2015, four projects of Zhuanlongwan coalmine of Ordos Neng Hua Company and Zhaolou integrated power plant of Heze Neng Hua Company were subject to appraisal. 25 jury members attended, including members chosen from library of employee representatives and relevant professional personnel. The person responsible for the project subject to appraisal will answer questions given by the jury based on project presentation and relating information. After questions, the jury will give their opinions of pass or not, and announce the results on the meeting. Responsibility mechanism will be initiated for those fail in democratic appraisal. 1.4 Protection of female workers’ rights and interests The company has done a lot of work in implementing labor law, trade union law and Law on the Protection of Women’s Rights and Interests, bringing women workers committee into full play, highlighting consultation on an equal basis, carrying out the collective contract signing for female workers’ special benefits, implementing the annual female workers health check-up system and defending their rights and interests. The company has continued to improve quality of female workers by advocating achievements by female workers: over 200 sessions of training in all fields with 10000 persons attended; 62 times of skills contests with 2234 persons involved; and 1096 pieces of advices and suggestions collected from the female workers. 1.5 Handling of complaints The company has formulated the Regulations on Letters and Visits, stipulated the procedures for complaints, established an office to take care of such issue, including the set up of general manager mailbox and encouraged employees to make known their troubles and lodge their complaints at work. The “721” mechanism for letters and visits of complaints was innovated by dealing with letters and visits with responsibility, legal procedure and people care so as to achieve zero visits to higher level of management. The company also established some appealing channels for resolving discrimination. Employees can appeal through the proposal of Congress of Workers, through writing letter or paying visit or seminars for workers. In 2015, there were no appeals for discrimination.

Implementation Care·Staff Indicators of the Staff Indicators 2012 2013 2014 2015 Total employee (persons) 69381 73046 68193 65894 Female employee(persons) 18080 18261 18370 18213 Signing rate of employee contract (%) 100 100 100 100 new employees per year (persons) 507 1942 407 278 Staff training (person times) 79469 61513 97805 118741 coverage of Social security (%) 100 100 100 100 Proportion of employees joining labor union (%) 100 100 100 100 Staff composition Sales personnel 0.43% Technology personnel 5.86% Financial personnel 1.61% Administration personnel 7.36% Auxiliary personnel 22.57% Production personnel 62.17% Age composition Age between 31 to 40 29.18% Age below 30 18.05% Age above 51 15.80% Age between 41 to 50 36.97% Education Mix Junior high school and below 8.08% College and above 34.85% Secondary specialized school 57.07% Geological Distribution of the Staff location Person(s) Shaanxi province 960 Inner Mongolia 5329 Shanxi province 1471 Australia 1901 Canada 10 Shandong province 56223

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 2 Occupational Health The company has made and put into force the Occupational Safety and Health Management Measures and Responsibility System for Prevention and Control of Occupational Harm, bringing the prevention and control of occupational hazards into standardized management and orderly promoting its implementation. Besides, the construction of standardized dust proof mines was started, innovation in technology and equipment was promoted and high power dust removal fans to reduce dust concentration were installed; refrigeration and cooling system and partial ventilator were added to lower the ground temperature of the working environment; routine inspection of equipment and pipes and lines were strengthened to effectively avoid the leakage of toxic and harmful substance. Standards for labor protection articles were made and implemented; workers were organized to have regular health checkup; recuperation mechanism was improved; professional health care programs were conducted. In 2015, the company arranged professional health care programs for 4469 front-line workers, arranged recuperation for 379 persons and arranged honorary recreational activity for 2600 persons. All business units organized and filed health examination for 100% employees in accordance with collective employment contract.

Implementation Care Staff

3 Employee Training

The company implements the strategy of "talents to revitalize the enterprise" and accelerates the talent development. Focusing on the 'Three Groups of Talents' program, the company establishes the plan of talent development, improves the technique of management and advances the professional and applied skills, builds a talent bank of the company and its subsidiaries with the scale of 2,024 people, which has provided a strong foundation for the sustainable development of the company.

3.1 Education and Training System


Staff ability promotion
Corporate strategy
Post demand
Personal
promotion
Staff
occupational
development
plan
Training demand analysis
Training plan
Training implementation
Training result Evaluation
Curriculum System, Teaching Material System, Teachers and Teaching Equipment etc.
Training Management System (Training Management, Material Management, Teachers Management, Planning Management, Expenditure Management)
Operational
Level
Resource
Level
Institutional
Level

3.2 The Implementation of Education and Training Program

Training type	Training object	Organization implementation
Forth &fifth level joint training	Post operating employee	The company combined forth &fifth level safety training of coal mine and fifth level self-training of work team, established a training mode of "forth & fifth level joint training". The company equipped teaching facilities for work team, formed the direct teaching way of scenario simulation, case analysis, site teaching, mentoring activities, etc. to promote the practical operation skill of post employee.
Order-oriented entrusted training	General management, professionals	Oriented with mine development and potential demand, the company signed training contract with colleges and universities, set training goal, content and quality requirement, carried out training program with various forms including off-job training, day release, single-handed recruitment, etc.
Advanced training class	Intermediate &senior management	The company ran classes with colleges and universities every year, assigned intermediate &senior management to participate in MBA excellent course training, CPMQ training, business management qualification training and other advanced training class.

The Company optimized the training resources by inviting trainers to train our employees, adopted flexible training methods, implemented extensive training on safety production, operation and management, conducted diploma and degree education. The Safety Skills Training Center founded the 'Safety Training Brand' and was jointly awarded Coal Institution Training Centre of China Open University by China Coal Industry Association and Coal Education Association, becoming one of first-batch training centers of 8 Coal Institution Training Centre of China Open University.

Tips

At the end of 2015, there were 352 senior technicians, 1408 technicians, 7198 senior workers, 7161 intermediate workers and 1651 primary workers in the company. At present, among the management personnel, 876 people have gained senior titles, 2712 people intermediate titles and 2976 people primary titles.

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Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 4 Staff Development According to the principle of “justice, openness, fairness”, the company developed a scientific and rational staff career development plan, the establishment of staff-selection mechanism such as talent introduction, job rotation and open competition provides a broad stage and room for staff development. The company fully explores staff’s potential and builds the “green corridor” for the staff with these principles in mind to “break the three boundaries, provide three channels and insist on the four determinants”. The three boundaries Breaking the boundaries of identity: in the past, only permanent staff can be promoted to management positions, and now it is extended to collective and contract employees. Breaking the boundaries of ownership: also to attract talents from the collective and private enterprises; Breaking geographical boundaries: to attract talents globally. The three channels Ordinary staff development channel: ordinary employees can develop from unskilled, junior, senior technician to management positions; Professional technician development: professional technician can go up from the technician, assistant engineer, engineer, senior engineer to management positions; Management staff development: general managers are promoted from the clerical, section member, section leader, department leader, and bureau leader, thus providing a wide path for staff development. The four determinants To keep talents by offering a promising career, satisfactory salary, harmonious relation and comfortable environment. Tips The model-worker studio has become the source of power to make innovations and create benefits, the main battlefield to tackle key problems in science and technology, and the incubator to cultivate talents, so as to advance the construction of multi-specialty studio at various levels. We have pushed harder to support and assess the grass-roots studios by commending 13 excellent model-working studios. One model-worker studio has reached the provincial standard; 19 creative studios have received the naming commendation from the Group; and one has been awarded the title of Skill Master Studio in National Coal Industry. We, by making the appraisal and selection of pioneer workers, innovative proficients and demonstrative posts as the carrier, have carried out labor emulation in the major projects and the key working fields, to stimulate the workers to compete with each other with their creative spirit and creative vitality, and to fully demonstrate their intelligence and wisdom and their passion for entrepreneurship. One worker has won the title of National Model Worker, one for the Provincial Model Worker of Shandong, 20 for the Group Model Worker, one for the National May 1st Women Model, and one for the Qilu Golden Worker.

Implementation Care·Staff Human Resource Management System Mission & vision Strategy & plan Talents development: Career recruitment & selection, dynamic development person-job fit, education &training, career plan, etc. Talents recruitment & development Education & selection platform training Person-Job fit Salary incentive Culture HR plan Job management Organization Evaluation & Performance Performance platform improvement target platform appraisal Frame work Target plan setting Organization operation: Management mechanism: framework setting, job management, performance appraisal, salary mechanism evaluation & improvement incentive, employee interest, etc. regularly, etc.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 5 Care for employees 5.1 Generous welfare benefits In order to improve employees’ living quality and feeling of happiness, the company provides competitive welfare and salary benefits to employees, which include summer high temperature allowance, housing allowance, holiday solatium, night shift allowance, wage subsidies, harmful toxic post allowance, etc. Under the condition of coal market downturn, salary delay or decrease by most coal enterprises, the company deepened the building of harmonious society, cared for the employees’ lives and maintained stable income for employees. In 2015, the total salaries and allowances of employees were RMB5.5305 billion. 5.2 Optimization of living conditions In 2015, the company actively promoted the housing reform, with the completion of infrastructural facilities and the improvement of the living environment. The company organized the comprehensive repair and renovation to old residential area in town and mine area for needy workers. In accordance with the national and provincial regulations on shantytown renovation and related work requirements, the company actively promotes the paces of shantytown renovation. The company totally completed 1920 renovation projects, 2 projects under construction, 1 planned project and 1 start-up project. 5.3 Launch of warm heart project The company perfects workers’ rights protection system and sets up poverty warmth funds, trying to forge family cultural patterns. Based on the actual situation that the number of employees working in other provinces or countries increased day by day to adapt to the pace of external development, the company tried and implemented “warm heart activity”, built the approach and link between headquarters and external unit, got through the “final kilometer” of employees’ services to make the families in Shandong comfortable and soldiers far away from home relieved. In 2015, workwomen organization visited 763 needy families and distributed solatium of RMB0.643 million.

Implementation Care·Staff 5.4 Caring for needy families, helping poor students The company helps the poor accurately and improve people’s livelihood continuously. The Company improved the mechanism of assisting the poor with a warn heart, made “the Company Rules of Assisting the Poor and Helping the needy (provisional)”, changing the project from presenting gifts and money on festival days to long term assistance provision mechanism. Focusing on key groups and vulnerable groups, we actively developed activities including daily relief, delivering warmth in Spring Festival, severe illness aids, autumn student aids, and aids for people without supporting testament, granted the daily relief fund of RMB3.5 million, various kinds of solatium and aid fund of RMB3.8957 million while visiting 3299 households of needy workers, severe illness fund of RMB0.211 million, and autumn student aid fund of RMB0.95 million while helping 230 students for their enrolment in colleges. Tips The company has set up more than 2,000 files for the expat workers, and has allocated RMB1.11 million to construct E-bookstores, entertaining facilities and workers’ homes for the expatriate units. Also, we, together with the Group’s Women Workers’ Committee, have visited the female expat workers in the Shaanxi and Inner Mongolia Base, and have made interactions between the home office and the expatriate units, thus building up a comprehensive service system which integrates the voluntary service, psychological counseling and humanistic care. The warmhearted activities have been extended to other aspects by organizing the activities of surrogate sons and daughters, surrogate mothers, housekeeping by miner wives, and voluntary services. In this way, a humanistic environment is created in the company, in which the vulnerable groups are cared for. 5.5 Enhance employee satisfaction In 2015, the company conducted employee satisfaction survey activities regularly focusing on the safety production, working conditions, democratic interests, the living environment improvement, occupational health protection and other aspects. There were total 4900 respondents including senior management, departmental management staff, general management staff and front line workers. The survey results showed that the employees held a positive attitude on the increase of work and livelihood index, considering them enjoyed the dividends of reform and development of the company, and lived a generally improved quality of life. In the bad situation of coal market, most employees keep pace with the company and pull together in times of trouble.

Reciprocation • Society Ideal homeland Social welfare Counterpart assistance Yanzhou Coal is always convinced that: to help others is helping itself. Yanzhou also knows to contribute to the community is the responsibility of an enterprise. In 2015, under the circumstances of sharp economic downturn, Yanzhou Coal bore in mind the mission and continued to invest in building a warm home, participated in community work and rendered help in other fields.

Implementation Reciprocation·Society 1 Ideal Homeland The company concerns about employees’ life, and actively promotes a warm home, “green, bright and beautiful house”, “building of canteen, shower room and dormitory” and shantytowns construction. Changing the concept of servicing, improve the service standards and enhance workers’ well-being, and enhance the employees’ sense of happiness. The company continues to promote the construction of a warm home. The company carries forward the work of real estate management, logistics, medical and health services, early childhood education, etc. and builds the characteristic logistics service brand. In the difficult economic situation, the Company still arranged special fund for renovation and repair of heating system, water supply system, power supply and employees’ dormitory building. Implementing the “green, bright and beautiful house” project, the company created a clean and environmental friendly community, realized fine management of environmentally clean process and helped to greatly improve community greening coverage.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report

2 Social Welfare

2.1 Love Devotion

The Company adopted various ways to conduct love devotion, which obtained praise from the society and enhanced the image of the Company.



On 7 September 2015 Mr. Xu Bin, head of No.1 Development District of Dongtan coal mine successfully donated hematopoietic stem cell (HSC) for a leukemia patient from Hong Kong in Beijing hospital. Mr. Xu was the first volunteer for donation of HSC in Dongtan coal mine, the fourth donation case in Yankuang Group and the 5150th donator in China Marrow Donor Program.



On 23 December 2015 "Wenli Love Devotion Team" brought Christmas apples to 88 childen of Qingyi Primary School and Qingyi Kindergarden, Chengqian Town, Zoucheng City. Meanwhile, we donated encouragement scholarship totalling RMB2,700 for 7 primary school students and 2 children in poor family. Ms. Zhang Wenli was awarded "Outstanding Individual Award of China Youth Volunteer".


文莉爱心在行动
为爱 架起桥梁 让爱心 飞翔

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Implementation Reciprocation·Society 2.2 Conducted subsidence governance in the mine areas The Company proactively made exchanges and communications with local government at various levels and further improved the control criteria of river bank’s resistance to flood. The Company improved river bank governance standard to provide protection against flood, repaired subsided roads and removed power supply lines from subsided area to eliminate the risks aroused from coal mining early in time, relocated the villagers from their houses with fractures caused by mining activity. 2.3 Provide jobs to ease the employment pressure The company actively performs the corporate citizen responsibility. By combining the development of the company with the easing of employment pressure, the company provides different levels of jobs, recruiting new employees from college graduates and veterans at regular intervals, thus to alleviate the employment pressure and share the burden of the society. Promote the construction of mining area urbanization. In 2015 the Company recruited 53 college graduates, received and relocated 35 veterans and absorbed 190 new employees. 2.4 Facilitating new rural construction in the mining areas In accordance with the requirements for new rural construction and urbanization by the local government, the company kicked off the project of relocating the villages on the surface of mining areas. We have accumulated successful experiences in combination of relocating the villages on the surface of mining areas and construction of urbanization and with new rural construction in Zoucheng City. In 2015, we exchanged ideas with related departments of Yanzhou District Government and 124 residential buildings of Xing Longzhuang coal mine with construction area of 270,000 square kilometers were listed comprehensive renovation pilot project, of which, 42 buildings with an area of 94,000 square kilometers were in the renovation list in 2015. The Company made effort to realize manifold benefits for the Company, local government and local community as well as the integration of economic and social benefits. 2.5 Serve the local economy The company continued to improve their economic benefits at the same time, in accordance with the “complementary advantages, benefit-sharing, coordination in hand” principle, actively implemented the integration with the regional economy, cooperation and win-win strategy to enterprises, spawned “regional economic effect”, drove the company’s surrounding area to achieve regional economic growth and industrial structure upgrading. In 2015, the Company paid in full for the compensation of village relocation, land subsidence and related greens and affiliated buildings , rehabilitation of subsided land, occupation of cultivated land, riverbank governance, road repair and relocation public utility lines.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 3 Counterpart assistance In 2015 the Company proactively performed its social responsibility and selected out young cadres to conduct counterpart assistance in Dengzhuang, Zhangsanhuai and Houmen village of Xiaolukou Town, Liangshan County and appropriated special fund to achieve counterpart assistance.

Achievements Cherish the resources to create value. Accountability for performance, make evergreen a reality. With shared values to win stakeholder satisfaction Operating Results Innovative Achievement Environmental Performance Social Contribution Main Honors

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 1 Operating results Total asset (RMB 100 million) Sales income (RMB 100 million) Net profit (RMB 100 million) Return on equity (%) Other major economic indicators No. Items Unit 2012 2013 2014 2015 1 Earnings per share yuan 1.23 0.16 0.16 0.03 2 Net asset 10 thousand yuan 4553003 4037868 3872585 3536990 3 Asset-liability ratio % 62.65 68.32 70.90 67.85 4 Velocity of liquid assets times 1.94 1.84 1.73 0.84 5 Ratio of profits to cost % 11.34 -1.03 2.62 1.62

Achievements 2 Innovative achievements Science and technology investment (unit: ten thousand yuan) Statistics of provincial and ministerial level scientific and technological awards (unit: item) Statistics of the number of patent applications and licensing (unit: item) Accreditation results tables (unit: item) 2015 corporate management innovation Items Number National Superior Quality Management Team 3 Shandong Provincial Superior Quality Management Team 4 China National Coal Association Superior Quality Management Team 27 Shandong Provincial Coal Associating Superior Quality Management Achievement 56 National Energy Administration Energy Soft Science Research Excellent Achievement 1 China National Coal Association Excellent Management Innovation Achievement 3 Shandong Provincial Coal Associating 31

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report

3 Environmental Performance

The Assessment of the Environmental Protection Performance in 2015

Number	Items	Identified Unit	Identification Level
1	SO2 Emissions (ton)	5988.6	1795.1
2	Nitrogen Oxide Emissions(ton)	5441	3423.5
3	COD Emissions(ton)	964.9	239.4
4	Ammonia Nitrogen Emissions(ton)	91.96	20.10
5	Reuse Rate of Mine Water(%)	92	92.35
6	Reuse Rate of Domestic Sewage(%)	65	71.14
7	Emission standard rate of main pollutant(%)	100	100
8	Safety disposal rate of dangerous waste(%)	100	100
9	Significant projects	8	Implementation
10	Total	130	130

The Assessment of the Energy-Saving Performance in 2015

Number	Items		Identified Unit	Identification Level
1	Comprehensive utilization rate of refuse and ash (%)		100	100
2	Comprehensive energy consumption of raw coal production (kg of Standard Coal/ton)		3.32	3.26
3	Power Consumption of Coal Preparation (kilowatt-hour/ton)		6.8	5.36
4	Standard Coal Consumption of Electricity Generation (gram/kilowatt-hour) (excluding heating Supply)		376 (430)	374 (428)
5	Water Withdrawal for Coal Mining (cubic meter/ton)		0.36	0.18
6	Water Withdrawal for Coal Preparation (cubic meter/ton)		0.13	0.02
7	Water Withdrawal for Electricity Generation (cubic meter/10 thousand kilowatt-hour)		42	38.5
8	Recovery of water (%)		67.2	67.5
9	Recovery of power (%)		86.2	86.5
10	Recovery of heating (%)		95.3	98.08
11	Physical Quantity of Energy Consumption	Raw coal (ton)	4950	4860
		Middlings (ton)	231400	150500
		Slurry (ton)	966635	920065
		Power (10 thousand kilowatt-hour)	115405	109850
12	Total Energy Consumption (tons of Standard Coal)		690500	680000
13	Energy-saving (Tons of Standard Coal)		6900	7500
14	Significant project		13	Implementation

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Achievements


Sulfur Dioxide Emissions (Ton)
5500
5400
5300
5200
5100
5000
5039.2
5266.2
5101
1795.1
2012
2013
2014
2015


COD Emissions (Ton)
600
500
400
300
200
100
460
331.47
286
239.4
2012
2013
2014
2015


Utilization Rate of Mine Water (%)
100
95
90
85
80
75
92.96
95.52
93.3
92.35
2012
2013
2014
2015


Utilization Rate of Sewage (%)
100
80
60
40
20
66.5
65.3
66.5
71.14
2012
2013
2014
2015


Energy Consumption of Coal Production (Kilograms of Standard Coal/ Ton)
4.5
4
3.5
3
2.5
2
3.44
3.34
3.31
3.26
2012
2013
2014
2015


Recovery rate of Coal Resources (%)
85
80
75
70
65
60
81.45
81.17
81.28
81.62
2012
2013
2014
2015

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Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report

4 Social Contribution

Safety Indicators

Safety Indicators	2012	2013	2014	2015
Input for Safety Production (10 thousand yuan)	114307	104349	112528	137700
Times of Safety Training Sessions	58	62	64	
Number of Employees Participating in Safety Training (person time)	16274	17569	58001	65000
Rate of Personnel with Special Operational Certificate (%)	100	100	100	100
Number of Seriously Injured	0	0	0	0
Number of death	0	0	0	0

Mortality Rate of Yanzhou Coal Mining Company Limited per Million Tons of Coal Compared to the National Average


National Average
Yanzhou Coal Mining Company Limited
0.8
0.6
0.4
0.2
0.374
0
0.293
0
0.255
0
0.181
0
2012
2013
2014
2015

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Achievements The Company has always given priority to the public responsibility, staff rights, staff development, regional development and participation in welfare activities, which are important for practicing social responsibility. In 2015, the social contribution value per share of Yanzhou Coal Mining Company Limited is 3.99 yuan (International Financial Reporting Standards). The measure for social contribution value per share is based on the basic earnings per share the company has created for shareholders, plus the tax the company has created for the country, wages paid to employees, loan interests paid to banks and other creditors, the external donations and creation of value for other stakeholders during the reporting period, then deduct other social costs caused by environmental pollution etc The measure for social costs caused by environmental pollution etc. should include all taxes and fees the company paid in accordance with relevant state regulations, such as sewage charges, fund of coal sustainable development, compensation for soil erosion, deposits for mine environment restoration. 2015 Welfare Indicators welfare indicators Amount (RMB10 thousand) Consolation fund for the needy and disabled employees 24 Funds for the needy employees 309.25 Charitable donation 739.2 Consolation fund for the needy children 8.34 Student Grants 95 2015 Win-win Cooperation Indicators Tax Amount (100 million yuan) 54.42 Dividend per Share (yuan/10 shares) 0.1 Total Cash Dividends (100 million yuan) 0.491 Issuer Credit Rating (level) AAA Rate of Contract Compliance (%) 100 Major Partners Complaints 0 Major Law Violations 0

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 5 Main Honors Main honors in 2015 No. Awards Awarded by 1 Supreme Award of Global Excellent Performance – world level Asia Pacific Quality Organization 2 Capital Brand Value Top 100 of 2015 China Listed Companies China Center for Market Value Management 3 Selected in “2015 Platts Top 250 Global Energy Companies Rankings” Platts Energy 4 2015 Top 100 Listed Companies Most Respected by Investors China Association for Public Companies 5 Excellent Board of Directors Award 11th Gold Round Table Award for the Board of Directors among PRC Listed companies Board of Directors Magazine 6 The Forth of Social Responsibility Maturity of CSI300 Listed Companies Research Centre for Enterprise Social Responsibility of Chinese Academy of Social Sciences 7 Advanced Unit for Promoting Consultative Democracy to Enhance Social Responsibility Shandong Provincial Trade Union

Outlook Grasp the opportunity, deepen the reform, LEAN management, bravely take responsibilities, 2016, we will work harder

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report 2016 Outlook 2016, the beginning of the “Thirteenth Five-Year Plan”, and it’s also the year of our company’s reform and innovation, quality improvement and efficiency enhancement, transformation and upgrading. Faced with both opportunities and challenges, difficulties and hopes in the new situation, we will strive to complete all the task goals to ensure the steady and upward development of the company with a strong sense of responsibility, mission and urgency. Optimize the industrial distribution, enhance the operational quality and efficiency The company will continuously deepen the “1866, 1916” project, and improve the intensive and scale operating level to build a new advantage entity industry development; stabilize the mine production in Shandong province, make Shaanxi and Inner Mongolia base bigger and stronger, optimize and adjust the power industry, strengthen the Australia industry operations, do well in equipment manufacturing industry. The company will carry out “Two-wheel driving” strategy, accelerate integration and promotion of industrial and financial capital, and promote the company transforming “industrial operator” into “integrated production and finance, value-added wealth”. The company will carry out “great marketing, great trading and logistics” strategy, construct a specialization and collectivization trade marketing system, and form a highly regarded, informational, point-line-network combined, response rapidly, decision making scientifically modern marketing network. Deepen the reform and innovation, elevate the value and create the potential The company will carry out the lean-management-year activities to intensify the internal management, strive to improve efficiency, reduce costs and increase benefit with lean management, break the traditional mode of thinking and deepen our thoughts, and expand the “Three Reduction and Three Enhancement” to the whole industry and the whole process in a comprehensive manner. Work shall be done to well manage the inner market, support creation and entrepreneurship, and make benchmarking management. We will vigorously promote the position monetization and contract operation, explore to popularize the establishment of standard procedure in the inner market, and gradually achieve the full-cost

Outlook elements management. Steady progress will be made to advance the reforms in performance assessment, management mechanism and mixed ownership, thus to gather more energy to develop the enterprise. We will fully take advantage of the internal and external resources superiority to achieve synergy in operation mechanism, industrial resources, materials and equipment management, human resources, shared services and strategic cooperation, so as to achieve a harmonious and efficient development inside and outside the enterprise. Strengthen the safety assurance, promote the essential safety level As the safety responsibility is extremely heavy, the company always regards security as an insurmountable red line and places it in the most important location above all others. The company will optimize five-level safety control system, strictly implement safety production responsibility mechanism, and establish the safety production responsibility chain committed by everyone; initiate an activity named “safe quality promotion year”, carry out the safety training according to the different level, system and job to enhance employee’s safety awareness and self-protection & mutual-protection ability; improve the emergency management system to enhance the emergency rescue capability; deepen and implement safety production technology assessment, concentrate on potential safety hazard checking and controlling with timely renovation and strict enforcement, strengthen responsibilities of safety inspection, treatment, prevention and control, and pursue A level potential hazard track-down mechanism. Strengthen the environment management, promote the ecological civilization. The company has seriously followed the strict rules of environmental protection, and has strictly performed the obligations of environmental safety from various levels, and has strengthened the construction of a green, ecological and civilized coal mine, so as to adapt to the New Normal of intensified environmental constraint. We have intensified the monitoring and control of the operation of environmental facilities, advanced the construction of demonstrative projects in which the emission of flue gas is at an ultra low level, and checked the operation condition of the sewage treatment facilities in a comprehensive manner, in order to completely eradicate the environmental pollution events. We have put more efforts to identify, control and prevent the potential environmental safety hazards, to establish the zero-report system, to advance the key pollution control projects and emission reduction projects, and to improve the level of environmental supervision.

Yanzhou Coal Mining Company Limited 2015 Social Responsibility Report Make great efforts to cultivate talents, improve the employees’ quality Efforts should be made to improve the mechanism of talents cultivation, talents selection and appointment, talents assessment and evaluation and incentives and guarantee, to enrich the talent pool, and to optimize the talent resources. The company will systematically train the staff, and make the training more specific and effective. The skill masters and model workers shall serve as examples to others. Activities shall often be organized to select excellent skilled talents and enable the workers to compete with each other in technological skills. Reserve forces that support the continuous development of the enterprise shall be cultivated by intensifying the training and selection of young talents, and by giving the young men more chances, a broader platform and heavier burdens. Strengthen the technical innovation, improve the level of independent innovation The company will constantly research and develop the safe and efficient coal production equipment which operates in an informationized, automated and intelligentized manner. We will improve the level of technical equipment, and extend the industry chain of fine chemistry and the high-value added industry chain. Efforts will be made to fasten the steps of making technological breakthroughs in clean utilization of coal, high efficient combustion and modified replacement, and to make breakthroughs in commercial operation. We will strive to make science and technology contribute more to the economic growth by improving the evaluation system and commercialization mechanism of research findings and by carrying out the post assessment of research findings.

Outlook Strengthen the guarantee for harmony, enhance the level of joint construction and sharing The company will enhance the teaching of enterprise’s situation and the work of ideological and political education, and guide the cadres and staffs to have a correct understanding of the severe situation of the company, so as to positively adjust and control their psychological anticipation, as well as combine the efforts and wisdom of everyone to weather the hard times. We will continue to create a warn atmosphere for the staffs by actively supporting the poor and improving the system of offering assistance to the needy workers and expat workers. Work will be done to strictly carry out the system of job responsibility for petition stability and intensify the comprehensive management of social orders, in order to maintain a harmonious and stable environment in the mine lot. We will always pay close attention to and support the programs for public good, insist to take part in community construction, and create employment opportunities by developing projects to drive the economic development with industry. We will make more efforts to communicate and cooperate with the interested parties to achieve a win-win result, and will actively advocate the civilized practices to enable the enterprise and society to develop harmoniously. Facing the future, Yanzhou Coal will actively adapt to the new normal of economic development, grasp the new trend of energy revolution, survey the development with the internationalized vision, lead the development with the concept of “implementation in the near future by a long term plan”, promote the development with the measures of management innovation and accelerate the development of international clean energy supplier to create more valuable consideration for shareholders and society.

Global Reporting Initiative (GRI) indicator index (G3.1)

NO.	NO.	G3.1 indicator's related requirements.	index
		1.Strategy & Analysis	
1	1.1	Statements of the institutions' highest decision-makers (eg. president, chairman or equivalent positions) on the relationship between sustainable and corporate development and strategy.	P2-P7
2	1.2	Description of major influences, risks and opportunities.	P2-P7/P9-P12
		2.Institution Introduction	
3	2.1	Name of institution.	cover page 1&4,report description
4	2.2	Primary brands, products and/or services.	P2-P7
5	2.3	Institution's operating structure, including main divisions, operating companies, subsidiaries and joint ventures.	P5-P7
6	2.4	Address of institution's headquarters.	Cover page 4,report description
7	2.5	In which countries does the institution operate? Which countries provide the majority of its business? Which countries are especially relevant to the sustainable development described in the report?	P2-P7/P23
8	2.6	Nature of ownership and legal form.	P8-P13
9	2.7	The institution's markets (including types of regional divisions, supplied industries and customer beneficiaries).	P39-P41
10	2.8	Report on the institution's scale.	P2-P7
11	2.9	Report on major changes to the institution's scale, structure and ownership during the reporting period.	P2-P9
12	2.10	Report on awards received during the reporting period.	P81/P86
		3.Report Specification	
13	3.1	Information payback period (eg. fiscal/calendar year).	Report description
14	3.2	Date of the last report (if any).	Report description
15	3.3	Reporting period (annual, biennial).	Report description
16	3.4	Point of contact for this report or enquiries on its contents.	Report description
17	3.5	The process of defining report content.	Report description
18	3.6	Boundaries of the report (eg. countries, divisions, subsidiaries, leased facilities, joint ventures, suppliers).	Report description
19	3.7	Notes on restrictions to the report's scope and boundaries.	Report description
20	3.8	Basis for reporting on joint organisations, leased facilities, foreign procurement and other entities that may have a serious impact on the different reporting periods and/or comparability between different institutions.	Report description
21	3.9	Data measurement techniques and the basis for calculations, including assumptions and techniques, indicators and other information on which various estimates are based.	Report description
22	3.10	Reinterpretation and reanalysis the informational basis (such as mergers/acquisitions, benchmark year/year change, nature of business, calculation methods) of previous reports.	Report description
23	3.11	Significant changes to the report in terms of scope, boundary or methods of measurement methods, and the large differences in calculations compared to the previous report.	Report description
24	3.12	List locations of various standard disclosures in the report.	Report description
25	3.13	List the institution's normal and current measures of the external certification for reporting outsourcing in the certification report attached to the sustainable development. If not listed, please explain any external certification scope and follow-up, and explain the relationship between the reporting organisation and the verifier.	Not implemented
		4. Governance, Commitments & Engagement	
26	4.1	The governance structure of the institution.	P8-P9
27	4.2	Note on whether the Chair of the highest governance has served in other administrative positions.	Undisclosed
28	4.3	For organisations with a unitary board structure, please indicate the number of independent and/or non-executive members of the highest governance bodies.	Undisclosed
29	4.4	Mechanism for shareholders and employees to make proposals and suggestions on business direction to the highest governance.	P8-P13
30	4.5	The direct relationship between the compensation (including departure arrangements) for the highest governance members, senior managers and executives, and the institution's performance (including social and environmental performance).	Undisclosed
31	4.6	Procedures for avoiding conflicts of interest within the highest governance body.	P8-P13
32	4.7	How to determine the qualifications and experience the highest governance members should possess, and leading members' economic, environmental and social project strategies.	Undisclosed
33	4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental and social performance and their implementation status.	P16-P18
34	4.9	How does the highest governance body define and manage economic, environmental and social performance (including relevant risks and opportunities)? Does it possess a supervisory procedure to determine whether it observes internationally recognised standards, codes of ethics and principles?	P8-P13
35	4.10	Assess the highest governance body's own performance procedure, particularly with regards to economic, environmental and social performance.	P14
36	4.11	Explain whether and how the institution acts according to the precautionary approach or principle.	P8-P9
37	4.12	The institution's participation or support for external economic, environmental and social charters, principles or other initiatives.	P19-P20
38	4.13	Memberships in associations (eg. industry associations) and/or national/international advocacy organisations.	P19-P20/P43

NO.	NO.	G3.1 indicator's related requirements.	index
39	4.14	A list of stakeholder groups introduced by the institution.	Undisclosed
40	4.15	Basis for defining, selecting and introducing stakeholders.	P19-P20/P43
41	4.16	Policy for the introduction of stakeholders, including the frequency of introducing stakeholders relative to different forms and groups.	P19-P20/P43
42	4.17	The main projects and foci proposed by stakeholders and the institution's responses, including responses included in reports.	P19-P20/P43
		Economic Indicators	
43	EC1	Direct economic value generated and distributed by the institution, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and government.	P23-P33/P75-P78/P80-81
44	EC2	The financial impact, risks and opportunities of climate change on the institution.	No statistics
45	EC3	Institution's definite proposal for staff treatment and salaries.	Undisclosed
46	EC4	Significant subsidies granted by government.	P31
47	EC5	Ratio range for primary salary and local minimum salary in the institution's key operating site.	P65
48	EC6	Institution's policies, measures and expenses in proportion to local suppliers in the main area of business.	P37
49	EC7	Ratio of local staff to managers in the main area of business.	P65-P67
50	EC8	Institution's infrastructure investment and service status for the purpose of public welfare and its influence.	P75-P78
51	EC9	The institution's understanding and explanation of its significant indirect economic impact.	P9-P13
		Environmental Indicators	
52	EN1	Weight and volume of raw material.	P45-P53
53	EN2	Proportion of recyclable material within the raw material.	P45-P53
54	EN3	Direct consumption of primary energy.	P45-P53/P82-P83
55	EN4	Indirect consumption of primary energy.	P45-P53/P82-P83
56	EN5	Energy saved through dedicated measures and enhanced efficiency.	P45-P53/P82-P83
57	EN6	Energy saved through provision of energy-saving and energy-efficient products and services.	P45-P53/P82-P83
58	EN7	Measures to reduce indirect energy consumption and their effectiveness.	P45-P53/P82-P83
59	EN8	Account of total water consumption by source.	P82-P83
60	EN9	Water sources affected by the institution's use of water.	P82-P83
61	EN10	Ratio of water recycling and reuse, and its total amount.	P82-P83
62	EN11	Location and area of sites owned, leased, managed or adjacent to conservation areas, and biodiversity-rich areas of the business premises.	Not applicable
63	EN12	Impact on environmental preservation and biodiversity-rich areas.	P51-P53
64	EN13	Protected or restored habitats.	P51-P53
65	EN14	Strategies, initiatives and plans for biodiversity impact management.	P51-P53
66	EN15	State the number of endangered species included on the World Conservation Union's (IUCN) Red List and in the country's protection list whose habitats are affected by the institution's operations.	Not applicable
67	EN16	Direct and indirect greenhouse gas emissions.	P82-P83
68	EN17	Other relevant indirect greenhouse gas emissions.	P82-P83
69	EN18	Measures to reduce greenhouse gas emissions and their effectiveness.	P45-P53
70	EN19	Total emissions of ozone-depleting substances.	Not applicable
71	EN20	Emissions of nitrogen oxides, sulfur oxides and other important gases.	P47-P50/P82-P83
72	EN21	Drianage calculated according to water quality and drainage region.	P82-P83
73	EN22	Waste amount calculated according to type and dealing methods.	P82-P83
74	EN23	Major leak material number and volume.	No statistics
75	EN24	Total volume of transportation, import and export, or disposal of hazardous wastes, and the ratio of those wastes in international transportation.	Not applicable
76	EN25	Effects of drainage or runoff on water bodies and relative habits of plants and animals.	Not applicable
77	EN26	Measures and progress to reduce environmental effects of products and services.	P45-P53
78	EN27	Ratio of recyclable products and packing materials calculated by type.	P82-P83
79	EN28	Number and amount of major punishments due to violation of environment rules.	N/A
80	EN29	Significant environmental effects of transporting products, other cargo and employees.	N/A

NO.	NO.	G3.1 indicator's related requirements.	index
81	EN30	Total investment and classification of environmental protection.	P82-P83
		Labour Practices & Decent Work Indicators	
82	LA1	Total number of employees in terms of working type, agreement and working region.	P66-P67
83	LA2	Total number and ratio of employees' mobility in terms of age, gender and region.	P66-P67
84	LA3	Welfare of full-time employees.	P72
85	LA4	Ratio of employees under the collective negotiation agreement.	P65
86	LA5	Minimum notice period for major changes.	P65
87	LA6	Ratio of employees receiving occupational safety and hygiene guides.	P68/P84
88	LA7	Ratio of employees with work-related injuries, occupational diseases, missed work and absenteeism, and number of employees with work-related injuries.	P84
89	LA8	Plans for education, training, consulting, prevention and risk control to aid labour and staff members'families or community members with diseases.	P71-P73
90	LA9	Health and safety topics included in the formal agreement with labour union.	P65
91	LA10	Annual average training times for all types of employee.	P66/P84
92	LA11	Plans for aiding staff career management, skill enhancement, development and life-long learning.	P69-P72
93	LA12	Ratio of employees receiving regular performance assessments and professional development evaluations.	P69-P70
94	LA13	Management structure.	P67
95	LA14	Ratio of basic pay between male and female employees.	No statistics
		Human Rights Index	
96	HR1	Total number and ratio of major investment agreements involving human rights clauses or being examined from a human rights perspective.	Not applicable
97	HR2	Ratio of important suppliers or contractors who have been subject to human rights investigation and have implemented relevant measures.	Not applicable
98	HR3	Ratio of employees who have received policy training and training time.	Not applicable
99	HR4	Total number of discriminatory events and countermeasures.	P65
100	HR5	Possible major risks resulting from freedom of association and collective negotiations and measures.	P65
101	HR6	Possible risks of using child labour and relevant measures.	P65
102	HR7	Possible risks of forced or compulsory labour and relevant measures.	P65
103	HR8	Ratio of security personnel who have received human rights training.	Not applicable
104	HR9	Total number of rights infringements of local people and measures taken.	Not applicable
		Social Indicators	
105	SO1	Implementation of operating point rate of local community involvement, impact assessment and development programmes.	P75-P77
106	SO2	Total number and ratio of business units that been subject to risk analysis for corruption.	P10-P13
107	SO3	Ratio of employees who have received anti-corruption training.	P10-P13
108	SO4	Concrete actions taken against corruption.	P10-P13
109	SO5	Stance and actions toward public policies.	P10-P13
110	SO6	Donations to political parties and organisations in various countries.	Not applicable
111	SO7	Total number of lawsuits and outcomes involving anti-competition, antitrust and anti-monopoly.	Not applicable
112	SO8	Frequency of heavy fines and total amounts due to violation of laws.	N/A
		Product Liability Indicators	
113	PR1	Proportion of products and services which passed life-cycle health and safety influence assessment.	P41-P42
114	PR2	Number of events which violated rules and voluntary codes for health and safety.	N/A
115	PR3	Provide product and service information in the format required by the assessment.	P39-P42
116	PR4	Total number of events which violated rules and voluntary codes relating to product, service information and labelling.	N/A
117	PR5	Survey results of user satisfaction and promotion measures.	P39-P42
118	PR6	Plans for compliance with laws, regulations and voluntary codes.	P41-P42
119	PR7	Number of marketing events which violated laws, regulations and voluntary code.	N/A
120	PR8	Number of events which violated user privacy and resulted in loss of users (approved).	N/A
121	PR9	Penalties due to the violation of marketing laws and regulations.	N/A

Environment, Society & Governance Reporting Guide Key Indicators Index by The Stock Exchange of Hong Kong Ltd

No.	Level	Relative Indicators	Index
		Working Environment	
1	A1	Working environment	
2		Related to salary and dismissal, recruitment and promotion, working hours, holidays, equal opportunities, diversity and other treatment and welfare: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P65-P73
3	A1.1	Total number of employees in terms of employment type, age and region.	P66-P67
4	A1.2	Employee turnover ratio in terms of age and region.	P65-P66
5	A2	Health & Safety	
6		Provisions related to a safe working environment and protecting employees from occupational hazards: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P68
7	A2.1	Number & ratio of work-related deaths.	P84
8	A2.2	Number of working days lost due to work-related injuries.	P84
9	A2.3	Description of occupational health and safety measures, and related execution and monitoring methods.	P68
10	A3	Development and training	
11		Policies related to knowledge and skills that can improve employees' execution of work duties, description of training activities. Training refers to occupational training, including internal and external courses paid by the employer.	P69-P70
12	A3.1	Percentage of employees attending training activities in terms of employee type (eg, senior management, middle management).	P67
13	A3.2	Average hours for completion of training for each employee, in terms of employee type.	P67
14	A4	Labour Standards	
15		Related to the prevention of child labour or forced labour: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P65-P66
16	A4.1	Description of measures to review recruitment conventions to prevent child and forced labour.	P65-P66
17	A4.2	Description of procedures to eliminate relative situations when finding violations.	P65-P66
		Environmental Protection	
18	B1	Emissions.	
19		Related to the emission of exhaust and greenhouse gases, sewage to water and earth and generation of hazardous and non-hazardous waste: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations. Emissions include nitrogen oxides, sulfur oxides and other pollutants regulated by state laws and regulations. Greenhouse gases include sulphur dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride. Hazardous wastes refer to those defined in the state regulations.	P45-P53
20	B1.1	Pollutant types and related data.	P82-P83
21	B1.2	Total emissions volume (by ton) and density (if applicable) of greenhouse gases (calculated as per production unit, each facility).	P82-P83
22	B1.3	Total volume (by ton) and density (if applicable) of hazardous waste generated (calculated as per production unit, each facility).	P82-P83
23	B1.4	Total volume (by ton) and density (if applicable) of non-hazardous waste generated (calculated as per production unit, each facility).	P82-P83
24	B1.5	Description of measures to reduce emissions and progress achieved.	P45-53
25	B1.6	Description of methods to deal with hazardous and non-hazardous wastes, measures to reduce amounts generated, and progress achieved.	P45-53
26	B2	Resource utilisations.	
27		Policies for effective use of resources (including energy, water and other raw materials), resources available for production, storage, transportation, buildings, and other electronic devices.	P45-53
28	B2.1	Total consumption (kWh per thousand seconds) of direct and/or indirect energy (such as electricity, gas or oil) classified by type and density (such as calculated as per production unit and each facility).	P82-P83
29	B2.2	Total water consumption and density (such as calculated as per production unit and each facility).	P82-P83
30	B2.3	Description of plan for efficient use of energy and its result.	P44-P47
31	B2.4	Description of potential problems in sourcing suitable water, the resulting plan for improving water use efficiency, and its result.	P48-P50
32	B2.5	Total weight of packing material used by finished products (calculated as per ton). and if applicable, estimate of per production unit.	P82-P83
33	B3	Environment and natural resources.	
34		Policy for reducing the significant impact of operations on the environment and natural resources.	P51-P53
35	B3.1	Description of the significant influence of business activities on the environment and natural resources, and actions taken to manage this impact.	P51-P53

No.	Level	Relative Indicators	Index
		Operating Conventions	
36	C1	Supply chain management.	
37		Supply chain management environment and social risk policies.	P37
38	C1.1	Number of suppliers in terms of region.	P37
39	C1.2	Description of conventions related to employ suppliers, the number of suppliers to whom relative conventions are executed, the execution and monitoring methods of related conventions.	P37
40	C2	Product responsibility.	
41		Health and safety, advertisements, marks, privacy issues and remedies of products and services provided: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P41-P42
42	C2.1	Percentage of recycling in the total products sold or sent due to safety and health reasons	P41-P42
43	C2.2	Number of complaints about products, services and solutions.	P41-P42
44	C2.3	Description of management related to maintenance and protection of intellectual property rights.	P31
45	C2.4	Description of quality-checking process and product-recycling procedures.	P24-P25
46	C2.5	Description of protection and privacy policies for consumer data, and relevant execution and monitoring methods.	P39-P41
47	C3	Anti-corruption.	
48		Related to the prevention of bribery, extortion, fraud and money laundering: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P10-P13
49	C3.1	Number and results of finished corruption lawsuits proposed by the issuer and its employees during the reporting period.	P10-P13
50	C3.2	Description of prevention measures, reporting procedures and related execution and monitoring methods.	P10-P13
		Community Involvement	
51	D1	Community investment.	
52		Policies related to the understanding of operating communities' needs by community involvement and the consideration of community benefits to ensure business activities.	P75-P78
53	D1.1	Focus on contribution scope (eg. education, environment, labour needs, health, culture, sports)	P75-P78
54	D1.2	Resources (eg. money, time) used in focused scope.	P75-P78/P85

Shanghai Stock Exchange Disclosed Proposal Index No. Proposed Disclosure of Shanghai Stock Exchange Index Table 1: On strengthening listed corporate social responsibility work and publishing notice for the ‘Shanghai Stock Exchange Listed Company Environmental Information Disclosure Guidelines’ 1 Article 1 Not in report 2 Article 2 P5-P7/P16-P18/P23-P33 P35-P43/P45-P53/P65-P73 3 Article 3 Not in report 4 Article 4 P85 5 Article 5: Point 1 P24-P25/P55-P63/P68/P75-P77 6 Article 5: Point 2 P45-P53 7 Article 5: Point 3 P23-P33/P39-P43/P69-P71 8 Article 6 Not in report 9 Article 7 Not in report 10 Article 8 Not in report 11 Article 9 Not in report Table 2: ‘Shanghai Stock Exchange Listed Company Environmental Information Disclosure Guidelines’ 12 Article 1 Not in report 13 Article 2 Not applicable 14 Article 3: Point 1 P45-P46 15 Article 3: Point 2 P82-P83 16 Article 3: Point 3 P45-P47 17 Article 3: Point 4 P47-P53/P82-P83 18 Article 3: Point 5 P47 19 Article 3: Point 6 P47-P53 20 Article 3: Point 7 Not applicable 21 Article 3: Point 8 P51-P53 22 Article 3: Point 9 P48-P50 23 Article 4 Not applicable 24 Article 5 Not in report 25 Article 6 P80 26 Article 7 Not in report 27 Article 8 Not in report 28 Article 9 Not in report Table 3: ‘The Company’s Social Responsibility Report’ 29 Article 1 Not in report 30 Article 2 Not in report 31 Article 3 Report statement 32 Article 4: Point 1 P24-P25/P55-P63/P68/P75-P77 33 Article 4: Point 2 P45-P53 34 Article 4: Point 3 P23-P33/P39-P43/P69-P71 35 Article 5 P85 36 Article 6 Not implemented 37 Article 7 Not applicable

Yanzhou Coal Mining Company Limited Secretariat to the Board Electromechanical & EP Dept. Address: 298 Fushan South Road, Zoucheng City, Shandong Province, PRC Postcode: 273500 Phone: (86)537- 5382319 / (86)537- 5380201 Fax: (86)537- 5383311 Email: yzc@yanzhoucoal.com.cn Internet Address: http//www.yanzhoucoal.com.cn Website for domestic: http: //www.sse.com.cn Website for overseas: http: //www.hkexnews.hk

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC